Form 10-K405, Exhibit 13
period 2001-12-31
KERR MCGEE CORP /DE
filed 2002-03-28
CIK 1141185

Exhibit 13

Financial Review  Kerr-McGee Corporation

Contents
Management's Discussion and Analysis....................................20
  Overview..............................................................20
  Operating Environment and Outlook.....................................20
  Results of Consolidated Operations....................................21
  Segment Operations....................................................23
  Financial Condition...................................................24
  Capital Spending......................................................25
  Market Risks..........................................................26
  Critical Accounting Policies..........................................28
  Environmental Matters.................................................28
  New Accounting Standards..............................................29
Cautionary Statement Concerning
  Forward-Looking Statements............................................30
Responsibility for Financial Reporting..................................30
Report of Independent Public Accountants................................30
Consolidated Statement of Income........................................31
Consolidated Statement of Comprehensive Income
  and Stockholders' Equity..............................................32
Consolidated Balance Sheet..............................................33
Consolidated Statement of Cash Flows....................................34
Notes to Financial Statements...........................................35
   1. The Company and Significant Accounting Policies...................35
   2. Cash Flow Information.............................................37
   3. Inventories.......................................................37
   4. Investments - Equity Affiliates...................................37
   5. Investments - Other Assets........................................38
   6. Property, Plant and Equipment.....................................38
   7. Deferred Charges..................................................38
   8. Asset Securitization..............................................39
   9. Accrued Liabilities...............................................39
  10. Acquisition and Merger Reserves...................................39
  11. Debt..............................................................40
  12. Income Taxes......................................................41
  13. Taxes, Other than Income Taxes....................................42
  14. Deferred Credits and Reserves - Other.............................42
  15. Contingencies.....................................................42
  16. Commitments.......................................................43
  17. Acquisition.......................................................44
  18. Financial Instruments and Derivative Activities...................45
  19. Common Stock......................................................47
  20. Other Income......................................................48
  21. Earnings Per Share................................................48
  22. Impairment of Long-Lived Assets and Long-Lived
         Assets to Be Disposed Of.......................................49
  23. Employee Stock Option Plans.......................................49
  24. Employee Benefit Plans............................................51
  25. Employee Stock Ownership Plan.....................................53
  26. Condensed Consolidating Financial Information.....................54
  27. Reporting by Business Segments
         and Geographic Locations.......................................57
  28. Costs Incurred in Crude Oil and
         Natural Gas Activities.........................................59
  29. Results of Operations from Crude Oil
         and Natural Gas Activities.....................................60
  30. Capitalized Costs of Crude Oil and
         Natural Gas Activities.........................................61
  31. Crude Oil, Condensate, Natural Gas Liquids
         and Natural Gas Net Reserves (Unaudited).......................62
  32. Standardized Measure of and Reconciliation
         of Changes in Discounted Future
         Net Cash Flows (Unaudited).....................................63
  33. Quarterly Financial Information (Unaudited).......................64
Eight-Year Financial Summary............................................65
Eight-Year Operating Summary............................................66


                                FINANCIAL REVIEW

Management's Discussion and Analysis

Overview

     Kerr-McGee Corporation is one of the largest independent exploration and production companies and titanium dioxide pigment producers in the world. Since the end of 1998, the company's assets have more than tripled, proven oil and natural gas reserves have increased more than fivefold through drill bit success and merger and acquisitions, and the company's equity production capacity of titanium dioxide pigment has increased 85% through acquisition of plants and expansion of existing facilities.

Operating Environment and Outlook

     The volatility of crude oil and natural gas prices has a significant influence on the profitability of Kerr-McGee's oil and gas exploration and production business.
     The U.S. and world economies slowed throughout the year, lowering demand for both oil and natural gas. U.S. oil consumption for 2001 marked the first decline in a decade. The decline, which began in the third quarter, was due in large part to a combination of sharply reduced air travel following the September 11 terrorist attacks, the continued lackluster economy, fuel switching from residual fuel to natural gas, weak demand for petrochemical feedstocks and warm winter temperatures.
     The lower demand caused downward pressure on prices. OPEC responded by reducing its market share in an effort to support prices. However, oil prices declined 34% through 2001. OPEC pressured several large non-OPEC producers to join them in additional production cuts at year-end. Global consumption was down or flat except in China and the Asia-Pacific areas. Oil demand is expected to remain weak during the first half of 2002, but as anticipated industrial production improves, increased demand will be an important driver for higher crude oil prices.
     Natural gas prices, already suffering from a slowing U.S. economy, were further weakened by temporary disruptions in the economy caused by the terrorist attacks. The closing of offices, shutdown of factories and layoffs were a continuing part of the 2001 business landscape. Warmer-than-normal weather conditions, which marked the start of the 2001-02 winter, created record-high gas storage that has the potential to mitigate any recovery in gas prices in the months ahead. Recovery of hydroelectric generation from the devastating impact of last year's drought in the Pacific Northwest reduced natural gas demand in the power generation sector and added to an already increasing supply. A surge in deepwater Gulf of Mexico new wellhead capacity is expected to continue. Production capacity in the northern Rockies is also scheduled to increase with the addition of major gathering systems and accelerating coalbed methane recovery operations. Gas prices declined more than 70% from the extraordinary highs in January 2001 as a result of oversupply, mild weather in the U.S. and large supply increases from Canada.
     The company enters 2002 with OPEC having significantly more excess capacity than last year, lower market share and less anticipated revenue. Gas storage in both Canada and the U.S. is at extremely high levels by historical measures.
     Drilling activity responds to market signals. In the U.S., nearly 1,300 rotary rigs were working in mid-2001, but only 885 remained working at year-end. The reaction in gas drilling-related activities was even more dramatic. As the expected increase in natural gas demand occurs, production capacity will again demonstrate the delicate balance between supply and demand.
     The company is the third-largest producer of titanium dioxide (TiO2) pigment and is one of five companies that own proprietary chloride technology. The chloride process produces a pigment with optical properties preferred by the paint and plastics industries. In early 2002, 70% of the company's pigment production capacity was derived from chloride technology, with the remainder from sulfate technology, which produces pigment used in paper, food products and cosmetics.
     Titanium dioxide is a "quality-of-life" product, and its consumption follows general economic trends. Throughout 2001, recessionary pressures plagued the paint and plastics industries, which represent more than 70% of the pigment market. In response to rising inventory levels and falling prices, the company continued its implementation of cost-reduction and operational performance improvement initiatives as indicated by the company closing its sulfate-route TiO2 pigment plant in Antwerp, Belgium, at year-end 2001.
     During recent months, there has been modest improvement in the leading U.S. economic indicators and the Euro-zone gross domestic product, and effective March 1, 2002, the company, announced an increase in titanium dioxide pigment prices. The company expects to see general economic improvement in both North America and Europe as well as renewed growth in the Asian markets, and management is confident that actions taken in 2001 have positioned the company for growth.

Results of Consolidated Operations

     Net income and per-share amounts for each of the three years in the period ended December 31, 2001, were as follows:

(Millions of dollars, except per-share amounts)      2001     2000     1999
-----------------------------------------------      ----     ----     ----
Net income                                          $ 486    $ 842    $ 142
Net income per share -
  Basic                                              5.01     9.01     1.64
  Diluted                                            4.74     8.37     1.64

     Net income was impacted by a number of special items that were both operating and nonoperating in each of the years. In 2001, the special items were principally related to certain asset impairments, provisions for environmental costs and the costs associated with the closure of the pigment plant in Antwerp, Belgium, partially offset by unrealized income recorded upon the adoption of the new derivative accounting standard. The 2000 special items were composed principally of the write-off of purchased in-process research and development projects and provisions for certain environmental costs. In 1999, special items were principally associated with the company's merger with Oryx Energy Company
(Oryx) and related transition costs and with pending and settled litigation matters. These special items affect comparability between the periods and are shown on an after-tax basis in the following table, which reconciles income excluding special items to net income:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Income excluding special items                       $542     $940    $ 296
                                                     ----     ----    -----
Special items, net of taxes -
  Merger costs                                         --       --     (116)
  Net provision for environmental
    remediation and restoration of
    inactive sites                                    (53)     (59)      --
  Asset impairment                                    (51)      --       --
  Purchased in-process research
    and development                                    --      (32)      --
  Chemical plant closings and product
    line discontinuations                             (27)     (13)      --
  Write-down of pigment fixed assets
    and inventories                                   (17)      --       --
  Severance payments                                   (5)      --       --
  Pending/settled litigation                           --       (7)     (20)
  Transition costs                                     (1)      (3)     (14)
  Unrealized gain on Devon Energy
    Corporation stock reclassified to
    "trading" category of investments                 118       --       --
  Settlement of prior years' income taxes              --       11        1
  Gain on sale of equity interest
    in a chemical plant                                --        8       --
  Other, net                                           --       (3)      (1)
                                                     ----     ----    -----
    Total                                             (36)     (98)    (150)
                                                     ----     ----    -----
Change in accounting principle, net of taxes          (20)      --       (4)
                                                     ----     ----    -----
Net income                                           $486     $842    $ 142
                                                     ====     ====    =====

     Effective January 1, 2001, the company adopted the Financial Accounting Standards Board's (FASB) Statement No. 133, "Accounting for Derivative
Instruments and Hedging Activities" (FAS 133), as amended. This standard required the recording of all derivative instruments as assets or liabilities, measured at fair value. Kerr-McGee recorded the fair value of all its outstanding foreign currency forward contracts and the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon Energy Corporation (Devon) presently owned by the company. The net effect of recording these fair values resulted in a $20 million decrease in income as a cumulative effect of a change in accounting principle and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges.
     Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. This resulted in a $118 million unrealized gain on the stock being recognized in income as of January 1, 2001, with a corresponding reduction in other comprehensive income where the unrealized gains had previously been recorded.
     Effective January 1, 1999, the company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. Unamortized start-up costs at the beginning of 1999 were required to be recognized as a cumulative effect of a change in accounting principle, which decreased 1999 after-tax income by $4 million.
     Income excluding special items for 2001 decreased $398 million from 2000, primarily as a result of lower net operating profit from both the exploration and production and the pigment segments of $305 million and $69 million, respectively. Also contributing to the decrease were losses from equity affiliates in 2001, compared with income in the prior year and higher other expenses, partially offset by lower net interest expense. Income excluding special items for 2000 was more than triple the 1999 amount. The $644 million increase resulted primarily from increases in after-tax operating profit for both the exploration and production and chemical operations of $588 million and $34 million, respectively, and a $20 million increase in after-tax foreign currency gains.

Income Statement Comparisons
     Sales were $3.6 billion in 2001, $4.1 billion in 2000 and $2.7 billion in 1999. The decline in sales in 2001 was primarily due to lower average sales prices and volumes for oil and lower pigment sales prices and volumes, partially offset by higher natural gas sales volumes. Increased sales in 2000 resulted from the significantly higher average sales prices for oil and natural gas, higher oil sales volumes, and higher pigment sales volumes (principally from the two pigment plants acquired in the second quarter of 2000), partially offset by lower natural gas sales volumes.
     Costs and operating expenses increased $47 million in 2001 from the 2000 level. Most of this variance resulted from $60 million of special items in 2001 versus $5 million in 2000. The 2001 special items consisted of costs for the Antwerp pigment plant closure, discontinuation of manganese metal production at Hamilton, Mississippi, and the write-down of certain pigment inventories. The 2000 costs and operating expenses increased $244 million over 1999, principally due to the operating costs for the two acquired pigment plants and the acquired North Sea operations.
     Following are selling, general and administrative expenses for 2001, 2000 and 1999:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Selling, general and administrative
  expenses excluding special items                   $233     $193     $184
                                                     ----     ----     ----
Special items -
  Pending/settled litigation                           --        8       30
  Transition costs associated with
    the Oryx merger and the purchase
    of two pigment plants                              --        4       22
  Severance payments                                    4       --       --
                                                     ----     ----     ----
    Total                                               4       12       52
                                                     ----     ----     ----
Selling, general and administrative expenses         $237     $205     $236
                                                     ====     ====     ====

     The 2001 selling, general and administrative expenses excluding special items increased $40 million, or 21%, from 2000. This increase resulted principally from the acquisition of HS Resources, Inc. in mid-2001, completion of the integration of the two chemical plants acquired in the second quarter of 2000, higher costs for information technology projects, higher incentive compensation based on 2000 performance and higher chemical warehousing costs due to more product in inventory. Selling, general and administrative expenses excluding special items for 2000 increased 5% compared with 1999. The increase was primarily due to higher general and administrative costs associated with the purchased pigment plants.
     Shipping and handling expenses totaled $119 million in 2001, $100 million in 2000 and $80 million in 1999. The increase in 2001 is primarily due to exploration and production's higher natural gas sales volumes and increased costs in the U.K., Kazakhstan and Indonesia. The 2000 increase was due principally to higher exploration and production and chemical sales volumes.
     Depreciation and depletion expenses for 2001, 2000 and 1999 were $723 million, $684 million and $607 million, respectively. The 2001 amount includes $16 million of special items for discontinued capital projects and write-off of certain assets no longer used in pigment operations. Excluding these special items, the $23 million increase in 2001 was mainly the result of the HS Resources acquisition, the oil and gas production mix in the other regions and a full year of depreciation for the two chemical plants acquired in the second quarter of 2000. The 2000 increase over 1999 was the result of increased North Sea oil and gas production and the acquisition of two chemical plants during the second quarter of 2000.
     Asset impairments totaled $76 million in 2001 (see Note 22). Of this amount, $47 million represented write-downs associated with the shut-in of the North Sea Hutton field. Asset impairments of $29 million were also recognized for certain chemical facilities in Belgium and the U.S. The impairments were recorded because these assets were no longer expected to recover their net book values through future cash flows.
     Exploration costs for 2001, 2000 and 1999 were $211 million, $170 million and $140 million, respectively. The $41 million increase in 2001 was primarily the result of higher planned exploratory drilling in Brazil, Gabon, Australia and China, higher geophysical costs, principally from the HS Resources acquisition, and higher amortization of nonproducing leaseholds. The 2000 increase over 1999 was due to higher dry hole costs, principally in the U.K., Algeria, Thailand and Australia; higher geophysical costs, primarily in the Gulf of Mexico; and higher amortization of nonproducing leaseholds.
     Taxes, other than income taxes, were $115 million in 2001, $122 million in 2000 and $85 million in 1999. The 2001 and 2000 variances from the prior year were both due principally to production taxes, a direct result of the decreases or increases in oil and gas prices.
     In connection with the company's second-quarter 2000 acquisition of the pigment plant in Savannah, Georgia, certain incomplete research and development projects were identified and valued as part of the purchase price. Since these projects had no alternative future use to the company, $32 million was expensed at the date of acquisition.
     Merger costs totaling $163 million were recognized in 1999 and represent costs incurred in connection with the Oryx merger, which had no future benefit to the combined operations. The major items were severance and associated benefit plan adjustments; lease cancellation costs; transfer fees for seismic data; investment bankers, lawyers and accountants fees; and the write-off of duplicate computer systems and fixtures (see Note 10).
     Interest and debt expense totaled $192 million in 2001, $208 million in 2000 and $190 million in 1999. The lower expense in 2001 compared with 2000 is due to higher levels of interest being capitalized on the major development projects in the Gulf of Mexico and the North Sea and lower interest rates, partially offset by significantly higher borrowings resulting from the HS Resources acquisition and higher capital spending. The increase in 2000 expense compared with 1999 was the result of higher average borrowing levels during the first half of 2000 and lower capitalized interest.
     Other income was as follows for each of the years in the three-year period ended December 31, 2001:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Other income excluding special items                 $ 52     $ 65      $39
                                                     ----     ----      ---
Special items -
  Unrealized gain on Devon stock
    reclassified to "trading" category
    of investments                                    181       --       --
  Gain on sales of a refining terminal
    and equity interest in a chemical
    plant in 2001 and 2000, respectively                4       14       --
  Costs of chemical facility closings
    and product line discontinuations                  --      (21)      --
  Other, net                                           --       --        1
                                                     ----     ----      ---
    Total                                             185       (7)       1
                                                     ----     ----      ---
Other income                                         $237     $ 58      $40
                                                     ====     ====      ===

     The 2001 decrease of $13 million in other income excluding special items compared with 2000 was primarily the result of losses from unconsolidated affiliates, compared with income in 2000 and lower foreign currency exchange gains. Partially offsetting these declines were gains on the revaluation of derivative contracts in 2001 and the excess of the unrealized gain on the options associated with the company's DECS over the unrealized loss on the Devon stock (see Note 18). The higher 2000 other income excluding special items compared with 1999 was due primarily to increases in foreign currency gains, interest income and income from unconsolidated affiliates.

Segment Operations

     Operating profit from each of the company's segments is summarized in the following table:

(Millions of dollars)                                2001     2000     1999
---------------------                              ------   ------     ----
Operating profit excluding special items -
  Exploration and production                       $1,007   $1,470     $562
                                                   ------   ------     ----
  Chemicals -
    Pigment                                            56      168      113
    Other                                              13       17       15
                                                   ------   ------     ----
      Total Chemicals                                  69      185      128
                                                   ------   ------     ----
        Total                                       1,076    1,655      690
Special items                                        (156)     (41)     (21)
                                                   ------   ------     ----
Operating profit                                   $  920   $1,614     $669
                                                   ======   ======     ====

Exploration and Production
     Exploration and production sales, operating profit and certain other statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)       2001     2000     1999
----------------------------------------------     ------   ------   ------
Sales                                              $2,511   $2,860   $1,784
                                                   ======   ======   ======

Operating profit excluding special items           $1,007   $1,470   $  562
Special items                                         (48)      (3)     (20)
                                                   ------   ------   ------
Operating profit                                   $  959   $1,467   $  542
                                                   ======   ======   ======
Exploration expense                                $  211   $  170   $  140
Net crude oil and condensate produced
  (thousands of barrels per day)                      198      207      197
Average price of crude oil sold
  (per barrel)                                     $22.58   $27.64   $17.26
Natural gas sold (MMcf per day)                       596      531      580
Average price of natural gas sold
  (per Mcf)                                        $ 3.83   $ 3.87   $ 2.38
Average production cost (per BOE)                  $ 4.45   $ 4.49   $ 3.72

     Special items in 2001 include a $47 million asset impairment loss associated with the Hutton field in the North Sea. Special items in 1999 were transition costs associated with the work necessary to accomplish the Oryx merger.
     The decrease in operating profit excluding special items for 2001 was primarily due to the significant decline in average oil sales prices and higher exploration expense resulting from the company's planned exploration program, partially offset by the increase in natural gas sales volumes. The primary reasons for higher 2000 operating profit excluding special items compared with 1999 were significantly higher average sales prices for oil and natural gas and increased oil sales volumes, partially offset by higher production costs, higher exploration expense and lower natural gas sales volumes.

Chemicals
     Chemical sales, operating profit (loss) and pigment production volumes are shown in the following table:

(Millions of dollars)                                2001     2000     1999
---------------------                              ------   ------     ----
Sales -
  Pigment                                          $  931   $1,034     $725
  Other                                               196      227      234
                                                   ------   ------     ----
    Total                                          $1,127   $1,261     $959
                                                   ======   ======     ====
Operating profit excluding special items -
  Pigment                                          $   56   $  168     $113
  Other                                                13       17       15
                                                   ------   ------     ----
                                                       69      185      128
Special items -
  Pigment                                             (78)     (38)      --
  Other                                               (30)      --       (1)
                                                   ------   ------     ----
Operating profit (loss)                            $  (39)  $  147     $127
                                                   ======   ======     ====
Gross worldwide pigment production
  (thousands of tonnes)                               483      480      320

     Special items in 2001 were primarily due to $46 million for asset impairment and other costs associated with closing the pigment plant in Antwerp, Belgium, $25 million for the asset impairment and termination of manganese metal production at the Hamilton, Mississippi, electrolytic facility, $25 million for the write-down of certain pigment fixed assets and inventories and $8 million for severance costs. Special items in 2000 include $32 million for the write-off of in-process research and development projects with the purchase of the Savannah, Georgia, pigment plant and $6 million for the transition costs incurred in connection with the purchase of the Savannah and Botlek, Netherlands, pigment plants.
     Pigment - Titanium dioxide pigment sales declined 10% in 2001 compared with 2000 due to lower pigment sales prices and sales volumes. The global economic downturn led to reduced customer demand and lower pricing. Operating profit excluding special items in 2001 declined $112 million compared with 2000 due principally to lower sales and higher per-unit production costs for pigment. The 43% increase in titanium dioxide pigment sales in 2000 compared with 1999 was primarily due to the additional volumes sold from the two acquired plants and higher pigment sales volumes at the other plants. Operating profit excluding special items in 2000 increased $55 million over 1999 due principally to record pigment sales volumes, cost-reduction initiatives and the favorable impact of euro exchange rates.
     Other - Special items in 2001 were primarily due to asset impairments and the discontinuation of manganese metal production at Hamilton, Mississippi. Other chemical sales and operating profit declined primarily due to the discontinued production of manganese metal and lower results from forest products.

Financial Condition

(Millions of dollars)                        2001         2000         1999
---------------------                    --------     --------     --------
Current ratio                            1.2 to 1     1.0 to 1     1.4 to 1
Total debt                                 $4,574       $2,425       $2,525
Total debt less cash                        4,483        2,281        2,258
Stockholders' equity                      $ 3,174       $2,633      $ 1,492
Total debt less cash to
  total capitalization                         59%          46%         60%
Floating-rate debt to total debt               28%           3%         38%

     Kerr-McGee operates with the philosophy that over a five-year plan period the company's capital expenditures and dividends will be paid from cash generated by operations. During 2001, major development projects utilized more cash than was generated from operations. On a cumulative basis, the cash generated from operations for the past three years has exceeded the company's capital expenditures and dividend payments. Debt and equity transactions are utilized for acquisition opportunities and short-term needs due to timing of cash flow. The company's net debt to capitalization was 59% at the end of 2001, compared with 46% and 60% at the end of 2000 and 1999, respectively. The increase in 2001 resulted from the debt issued and assumed in the acquisition of HS Resources and for the major development projects in the Gulf of Mexico and the North Sea. The lower percentage in 2000 versus 1999 was the result of the impact of the equity increase from 2000 net income and the sale of stock, as well as lower debt levels.

Cash Flow
     Operating activities provided net cash of $1.1 billion in 2001, compared with $1.8 billion in 2000. The decrease was due primarily to the $356 million decline in net income, along with the use of funds reflected in the changes in various working capital items. Year-end cash was $91 million, a reduction of $53 million from $144 million at December 31, 2000.
     The  company  invested  $1.9  billion in its 2001  capital  program,  which included $72 million of unsuccessful exploratory drilling costs. Capital expenditures were $950 million higher than in 2000. These investments were mainly for major field developments in the North Sea and the Gulf of Mexico and nonproducing leasehold acquisitions in the Gulf of Mexico. Additionally, $978 million of cash was used for the acquisition of HS Resources and the acquisition of the remaining 20% minority interest in the chemical plants in Germany and Belgium. Other investing activities include a $44 million investment by chemical in Avestor, a new stored-power joint venture in Canada, and an additional $40 million investment for the company's share of construction costs for the Caspian pipeline by exploration and production. Other investing activities provided $29 million of net cash.
     In connection with the acquisition of HS Resources, the company issued 5,057,273 shares of common stock valued at $355 million, assumed debt totaling $506 million and paid cash of $955 million totaling $1.816 billion. The cash payment and payoff of the assumed debt were financed by the issuance of three series of long-term notes totaling $1.5 billion. In addition to these long-term notes, the company borrowed $200 million with a private placement of its floating rate notes due June 2004 and had additional net borrowings of $143 million, primarily commercial paper and revolving credit borrowings. Cash flow was used to pay the company's dividends of $173 million in 2001.

Liquidity
     The company believes that it has the ability to provide for its operational needs and its long- and short-term capital programs through its operating cash flows, borrowing capacity and ability to raise capital. The company's primary source of funds has been from operating cash flows, which would be adversely affected by declines in oil, natural gas and pigment prices, all of which can be volatile as discussed in the preceding Outlook section. Should operating cash flows decline, the company may reduce its capital expenditures program, borrow under its commercial paper program and/or consider selective long-term borrowings or equity issuances. Kerr-McGee's commercial paper programs are backed by the revolving credit facilities currently in place. Should the company's commercial paper or debt rating be downgraded, borrowing costs may increase, and the company may experience loss of investor interest in its debt as evidenced by a reduction in the number of investors and/or amounts they are willing to invest.
     At December 31, 2001, the company had unused lines of credit and committed amounts under revolving credit agreements totaling $1.258 billion. Two revolving credit agreements consisting of a five-year $650 million facility and a 364-day $650 million facility were signed January 12, 2001. Of the two agreements, $810 million and $490 million can be used to support commercial paper borrowings in the U.S. and Europe, respectively, by certain wholly owned subsidiaries and are guaranteed by the parent company. The borrowings can be made in U.S. dollars, British pound sterling, euros or local European currencies. The company renewed the 364-day $650 million facility on January 11, 2002, with a similar 364-day $700 million facility. The company also has a $100 million revolving credit agreement available to its Chinese subsidiary through March 3, 2003. In addition, it had unused, uncommitted lines of credit of $40 million at December 31, 2001. Interest for each of the revolving credit facilities and lines of credit is payable at varying rates.
     At December 31, 2001, the company classified $1.066 billion of its short-term obligations as long-term debt. Final settlement of these commercial paper and revolving credit obligations is not expected to occur in 2002. The company has the intent and the ability, as evidenced by committed credit agreements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper or draw on its backup facilities, while maintaining levels believed to be appropriate.
     The company also has available, to issue and sell, a total of $2 billion of debt securities, common or preferred stock, or warrants under its shelf registration with the Securities and Exchange Commission, which was last updated in February 2002.
     During 2001 and 2000, the company identified certain financing needs that were best handled by off-balance sheet arrangements with unconsolidated, special purpose entities. Three leasing arrangements have been entered into for financing the company's working interest obligations for the production platforms and related equipment on three company-operated fields in the Gulf of Mexico. Also, the company has entered into an accounts receivable monetization program to sell its receivables from certain pigment customers. Each of these transactions has provided specific financing for the company's current business needs and/or projects and does not expose the company to significant additional risks or commitments. The leases provide a tax-efficient method of financing a portion of these major development projects, and the sale of the pigment receivables results in lowering the company's financing costs due to a lower discount rate than the company's short-term borrowing rate.
     During 2001, the company entered into a leasing arrangement for its interest in the production platform and related equipment for the Gunnison field in the Garden Banks area of the Gulf of Mexico, which is similar to two arrangements entered into in 2000 for the Nansen and Boomvang fields in the East Breaks area of the Gulf of Mexico. In each of these three arrangements, the company has entered into 5-year lease commitments with separate business trusts that have been created to construct independent spar production platforms for each field development. The company's share of construction costs for the platforms is being financed by synthetic lease credit facilities between the trust and groups of financial institutions for $157 million, $137 million and $78 million for Gunnison, Nansen and Boomvang, respectively, with the company making lease payments sufficient to pay interest at varying rates on the financings. After completion of the construction phase, different trusts will become the lessor/owner of the platforms and related equipment. The company and these trusts are committed to enter into operating leases for the use of the spar platforms and related equipment during the life of the fields. In January 2002, the Nansen synthetic lease was converted to an operating lease arrangement at the completion of the construction of the Nansen production platform, as planned. Estimated future minimum annual rentals under these leases are shown in the table below.
     A pigment accounts receivable monetization program began in December 2000. Under the terms of the credit-insurance-backed asset securitization, up to $180 million of selected pigment customers' accounts receivables are sold monthly to a special-purpose entity (SPE). The SPE borrows the purchase price of the receivables at a lower interest rate than Kerr-McGee's commercial paper rate and shares a portion of the savings with the company. The company records a loss on the receivable sales equal to the difference in the cash received plus the fair value of the retained interests and the carrying value of the receivables sold. The fair value of the retained interests (servicing fees and preference stock of the SPE, which is essentially a deposit to provide credit enhancement, if needed, but otherwise recoverable by the company) is based on the discounted present value of future cash flows. At year-end 2001, the outstanding balance on receivables sold under the program totaled $96 million. In the event the program is terminated, Kerr-McGee will continue to act as collection agent until all its obligations under the agreement are retired. Any costs resulting from a termination would be covered by the value of the preference stock.

Obligations and Commitments
     In the normal course of business, the company enters into contracts, leases and borrowing arrangements. The company has no material debt guarantees for unrelated parties. As part of the company's project-oriented exploration and production business, Kerr-McGee routinely enters into contracts for certain aspects of the project (i.e., engineering, drilling, subsea work, etc.). These contracts are generally not unconditional obligations; thus, the company accrues for the value of work done at any point in time, a portion of which is billed to partners. Kerr-McGee's commitments and obligations as of December 31, 2001, are summarized in the following table:

(Millions of dollars)                                                    Year Due
---------------------                   ----------------------------------------------------------------------------
Type of Obligation                       Total       2002       2003       2004       2005       2006     Thereafter
------------------                       -----       ----       ----       ----       ----       ----     ----------
Long-term debt                          $4,566        $26     $1,172       $664       $151       $325         $2,228
Operating leases for Nansen,
  Boomvang and Gunnison                    643          7         12         22         27         27            548
All other operating leases                 139         24         19         14         12         12             58
Leveraged leases                             2          1          1         --         --         --             --
Drilling rig commitments                    85         33         31         21         --         --             --
Guarantee of platform residual values       38         --         --         --         --         --             38
                                        ------        ---     ------       ----       ----       ----         ------
                                        $5,473        $91     $1,235       $721       $190       $364         $2,872
                                        ======        ===     ======       ====       ====       ====         ======

Capital Spending

Capital expenditures are summarized as follows:

(Millions of dollars)                Est. 2002       2001       2000       1999
---------------------                ---------       ----       ----       ----
Exploration and production                $780     $1,624       $718       $432
Chemicals                                   90        153        118         90
Other                                       20         15          6          6
                                          ----     ------       ----       ----
                                          $890     $1,792       $842       $528
                                          ====     ======       ====       ====

     Capital spending, excluding acquisitions, totaled $3.2 billion in the three-year period ended December 31, 2001, and dividends paid totaled $477 million in the same three-year period, which compares with $3.7 billion of net cash provided by operating activities during the same period. This reflects the company's philosophy of providing for its capital programs and dividends through internally generated funds. During the three-year period, the company made three major acquisitions, which further expanded its global presence - the 2001 acquisition of HS Resources for $955 million cash plus common stock and assumed debt and the 2000 acquisitions of Repsol S.A.'s North Sea oil and gas operations and the U.S. and Dutch pigment plants for $975 million.
     Kerr-McGee has budgeted $890 million for its capital program in 2002. This represents a 50% decrease from the 2001 level. Most of this decrease results from the completion of four major development projects in late 2001 and 2002.
     Management anticipates that the 2002 capital program and selected acquisitions that support the company's global growth strategy can continue to be provided through internally generated funds and selective borrowings appropriate in the circumstances.

Oil and Gas
     The company's exploration and production capital spending continues to be focused on deepwater projects and global growth. Successful exploration and appraisal drilling programs for the past three years have resulted in four major development projects - Nansen (50% working interest), Boomvang (30%) and Gunnison (50%) in the Gulf of Mexico and the 100%-owned Leadon project in the North Sea. The company is also developing the Skene field (33%) and the Maclure field (33%) in the North Sea, both of which were acquired as part of the Repsol acquisition. These projects plus the Tullich field (100%) in the North Sea comprise 43% of the capital budget for 2002. The company also expects to fund its share of drilling 20 to 30 exploratory wells in 2002.

Chemicals
     Capital expenditures for chemical operations are budgeted at $90 million for 2002. These expenditures will be primarily for capital items needed to maintain the company's pigment facilities and for environmental projects.

Market Risks

     The company is exposed to a variety of market risks, including credit risks, the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of insurance and derivative financial instruments. See Notes 1 and 18 for additional discussions of the company's financial instruments, derivatives and hedging activities.

Foreign Currency Exchange
     The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations. Periodically, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's operating and capital expenditure requirements. These contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income.
     The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in euros. These contracts have not been designated as hedges even though they do protect the company from changes in foreign currency rates. Almost all of the pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of the sale and collection of the receivables.
     Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated contract value for open contracts at year-end 2001 and 2000 to purchase (sell) foreign currencies. Contracts values are based on the estimated forward exchange rates in effect at year-end. All amounts are U.S. dollar equivalents.

                                                           Notional          Weighted-Average     Estimated Contract
(Millions of dollars, except average contract rates)         Amount             Contract Rate                  Value
----------------------------------------------------       --------          ----------------     ------------------
Open contracts at December 31, 2001 -
   Maturing in 2002 -
     British pound sterling                                    $ 79                    1.4159                   $ 80
     Australian dollar                                           64                     .5943                     54
     Euro                                                        (7)                    .8894                     (7)
     New Zealand dollar                                          (1)                    .4073                     (1)
   Maturing in 2003 -
     Australian dollar                                           44                     .5702                     38

Open contracts at December 31, 2000 -
   Maturing in 2001 -
     British pound sterling                                     293                    1.4595                    300
     Australian dollar                                           60                     .6168                     54
     Euro                                                        21                     .8525                     23
     Euro                                                        (3)                    .8740                     (4)
     German mark                                                 (2)                    .4474                     (2)
     British pound sterling                                      (1)                   1.4508                     (1)
     Japanese yen                                                (1)                    .0090                     (1)
     New Zealand dollar                                          (1)                    .3993                     (1)
   Maturing in 2002 -
     Australian dollar                                           42                     .6156                     38
   Maturing in 2003 -
     Australian dollar                                           18                     .5935                     17

Interest Rates
     The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 2001. All borrowings are in U.S. dollars.

                                                                        There-               Fair Value
(Millions of dollars)      2002     2003     2004     2005     2006      after     Total       12/31/01
---------------------      ----     ----     ----     ----     ----     ------     -----     ----------
Fixed-rate debt -
  Principal amount          $26   $  106     $464     $151     $325     $2,228    $3,300         $3,384
  Weighted-average
    interest rate          9.43%    8.09%    6.46%    8.14%    5.88%      6.67%     6.69%
Variable-rate debt -
  Principal amount           --   $1,066     $200       --       --         --    $1,266         $1,266
  Weighted-average
    interest rate            --     2.98%    2.65%      --       --         --      2.93%

     At December 31, 2000, long-term debt included fixed-rate debt of $2.348 billion (fair value - $2.558 billion) with a weighted-average interest rate of 6.69% and $71 million of variable-rate debt, which approximated fair value, with a weighted-average interest rate of 7.29%.

Commodity Prices
     The company has periodically used derivative instruments to reduce the effect of the price volatility of crude oil and natural gas. As discussed in
Note 17, the company purchased 100% of the outstanding shares of common stock of HS Resources effective August 1, 2001. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain Corp.) and its trading subsidiary (now Kerr-McGee Energy Services Corp.) had a number of derivative contracts for purchases and sales of gas, basis differences and energy-related contracts. All of these contracts are being treated by the company as speculative and are recorded at their fair market value on the balance sheet and marked-to-market through income each month.
     HS Resources hedged a portion of its equity oil and gas production with fixed-price and basis contracts. The company has chosen to let the contracts run until maturity, unless closed earlier. The net fair value of these commodity-related derivatives was $6 million at year-end 2001. Of this amount, $6 million was recorded in current assets, $5 million in investments - other assets, $4 million in current liabilities and $1 million in deferred credits. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Income.
     The fair value of the outstanding derivative instruments at December 31, 2001, was determined based on prices actively quoted, generally NYMEX futures prices.

(Millions of dollars)
Contract Type                       Maturity         Fair Value
-------------                       --------         ----------
Basis swaps                             2002                 $4
Basis swaps                             2003                  2
Basis swaps                             2004                  2
Fixed price swaps                       2002                 (2)
                                                             --
                                                             $6
                                                             ==

     The trading subsidiary, Kerr-McGee Energy Services (KMES), markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices and associated transportation contracts are marked-to-market each month in accordance with FAS
133. KMES has entered into basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that risk associated with these derivatives is minimal due to the credit-worthiness of the counterparties. The net fair market value of the commodity-related derivatives, physical contracts and transportation contracts was $21 million at year-end 2001. Of this amount, $30 million was recorded in current assets, $11 million in investments - other assets, $19 million in current liabilities and $1 million in deferred credits. The net loss associated with these derivatives and energy-related contracts was $24 million and is included in Sales in the Consolidated Statement of Income. The company did not enter into any commodity-related derivatives during 2000 or 1999.
     All of these contracts are with credit-worthy counterparties, except for Enron, which has filed for bankruptcy. In its dealings with Enron, Kerr-McGee had a net payable to Enron at year-end 2001 of $5 million, comprised of $1 million receivable from Enron and $6 million payable to Enron.
     The fair value of the outstanding derivative instruments at December 31, 2001, was determined based on prices actively quoted, generally NYMEX futures prices.

(Millions of dollars)
Contract Type                       Maturity         Fair Value
-------------                       --------         ----------
Physical gas sales                      2002               $ 19
Physical gas sales                      2003                  1
Physical gas transportation             2002                  4
Physical gas transportation             2003                  3
Physical gas transportation             2004                  2
Physical gas transportation             2005                  2
Basis swaps                             2002                  1
Basis swaps                             2003                  2
Fixed price swaps                       2002                (12)
Fixed price swaps                       2003                 (1)
                                                           ----
                                                           $ 21
                                                           ====

Critical Accounting Policies

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The more significant financial reporting areas impacted by management's judgments and estimates are environmental remediation, site dismantlement, tax accruals, litigation, self-insurance reserves, crude oil and natural gas reserve estimation, and impairment of assets. Management's judgments and estimates in these areas are based on information available from both internal and external sources, including legal counsel, engineers, environmental studies and historical experience in similar matters. Actual results could differ from those estimates as additional information becomes known.
     Of these judgments and estimates, management considers the estimation of crude oil and natural gas reserves to be the most significant. Changes in crude oil and natural gas reserve estimates affect the company's calculation of depreciation and depletion, provision for abandonment, and assessment of the need for asset impairments. The company's geologists and engineers prepare estimates of crude oil and natural gas reserves based on available seismic data, reservoir pressure data, core analysis reports, well logs, analogous reservoir performance history, production data, reservoir simulation and other available sources of engineering, geological and geophysical information. As required by the guidelines and definitions established by the Securities and Exchange Commission, these estimates are based on current crude oil and natural gas pricing. As previously discussed, crude oil and natural gas prices are volatile, are largely affected by worldwide consumption and OPEC production, and are outside the control of management. Projected future crude oil and natural gas pricing assumptions are used by management to prepare estimates of crude oil and natural gas reserves used in formulating management's overall operating decisions in the exploration and production segment.
     Estimates for environmental reserves are discussed below and additional information regarding management's judgments and estimates and the company's
critical   accounting  policies  are  discussed  in  Note  1  to  the  financial statements.

Environmental Matters

     The company and its subsidiaries are subject to various environmental laws and regulations. Under these laws, the company and/or its subsidiaries are or may be required to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, low-level radioactive or other substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended and, which are included on the National Priority List
(NPL). At December 31, 2001, the company and/or its subsidiaries have received notices that they have been named potentially responsible parties (PRPs) with respect to 13 existing EPA Superfund sites on the NPL that require remediation. The company and/or its subsidiaries may share liability at certain of these sites with numerous other PRPs. In addition, the company and/or its subsidiaries have executed consent orders, operate under licenses or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund NPL sites.
     The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. The company and/or its subsidiaries are uncertain as to the scope of their involvement in or responsibility for many of the sites because of continually changing environmental laws and regulations; the nature of the company's businesses; the possibility of other PRPs; the present state of the law, which imposes joint and several liability on all PRPs under CERCLA; and pending legal proceedings. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and restoration of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 2001, $108 million was added to the reserve for active and inactive sites. At December 31, 2001, the company's reserve for these sites totaled $182 million. In addition, at year-end 2001, the company had a reserve of $333 million for the future costs of the abandonment and removal of offshore well and production facilities at the end of their productive lives. In the Consolidated Balance Sheet, $447 million of the total reserve is classified as a deferred credit, and the remaining $68 million is included in current liabilities. Management believes that currently the company has reserved adequately for the reasonably estimable costs of known environmental contingencies. However, additional reserves may be required in the future due to the previously noted uncertainties (see Note 15).
     Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 2001, are as follows:

(Millions of dollars)                           2001     2000     1999     Total
---------------------                           ----     ----     ----     -----
Charges to environmental reserves               $142     $116     $121      $379
Recurring expenses                                57       23       17        97
Capital expenditures                              21       28        5        54
                                                ----     ----     ----      ----
         Total                                  $220     $167     $143      $530
                                                ====     ====     ====      ====

     The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties, except for amounts due from the U.S. government under Title X of the Energy Policy Act of 1992 (see Notes 14 and 15). The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that is probable and estimable. The table summarizes EPA Superfund NPL sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 2001.

                                                                                                      Total Known              Total
                                                                                                        Estimated       Expenditures
                                                                                                             Cost       Through 2001
Location of Site                     Stage of Investigation/Remediation                                      (Millions of dollars)
---------------------------------    --------------------------------------------------------------  -------------------------------
EPA Superfund sites on National
Priorities List (NPL)
  Milwaukee, Wis.                    Executed consent decree to remediate the site of
                                     a former wood-treating facility.  Initiated groundwater
                                     and soil treatment.                                                  $   30                $ 19

  West Chicago, Ill., four sites     Began cleanup of first site in 1995.  At second site, removal
  outside the facility               work and surface restoration are complete, and closeout report has been submitted to EPA.  Two sites are under study
                                     (see Note 15).                                                          109                 106

  8 other sites                      Various stages of investigation/remediation.                             31                  20
                                                                                                          ------                ----
                                                                                                             170                 145
                                                                                                          ------                ----
Sites under consent order,
license or agreement not on
EPA Superfund NPL
  West Chicago, Ill., facility       Decommissioning is in progress under State of Illinois
                                     supervision (see Note 15).  Began shipments to a
                                     permanent disposal facility in 1994.                                    407                 361

  Cleveland/Cushing, Okla.           Began cleanup in 1996.                                                  112                  94

  Henderson, Nev.                    Entered consent agreement in 1999.  Recovery of
                                     perchlorate has been initiated.                                          74                  61
                                                                                                          ------                ----
                                                                                                             593                 516
                                                                                                          ------                ----
  Other sites                        Various stages of investigation/remediation.                            347                 267
                                                                                                          ------                ----
     Total for all sites                                                                                  $1,110                $928
                                                                                                          ======                ====

New Accounting Standards
     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method. The company adopted FAS 141 for its acquisition of HS Resources. The company will be required to adopt FAS 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the company's statement of financial position as of January 1, 2002. This statement changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization method to an impairment approach. The nonamortization provisions of this standard are immediately applicable for any goodwill acquired after June 30, 2001. During 2002, the company will perform the first required impairment tests of goodwill and indefinite lived intangible assets. The company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations or cash flows.
     In June 2001, the Financial Accounting Standards Board issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 requires asset retirement costs to be capitalized as part of the cost of the related tangible long-lived asset and subsequently allocated to expense using a systematic and rational method over the useful life of the asset. The company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of FAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the company cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations or cash flows.
     In August 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the portion of the Accounting Principle Board Opinion No. 30 that deals with disposal of a business segment. The new standard resolves significant implementation issues related to FAS 121, establishes a single accounting model for long-lived assets to be disposed of by sale and is effective for fiscal years beginning after December 15, 2001. The company does not believe that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

Cautionary Statement Concerning Forward-Looking Statements

     Statements in this Financial Review regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this Financial Review.

Responsibility for Financial Reporting

     The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.
     The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.
     The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets regularly with the independent public accountants, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.
     The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Kerr-McGee Corporation:

     We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.
     As explained in Note 1 to the financial statements, effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


Oklahoma City, Oklahoma,               (ARTHUR ANDERSEN LLP)
  February 22, 2002                     ARTHUR ANDERSEN LLP


Consolidated Statement of Income

(Millions of dollars, except per-share amounts)           2001       2000       1999
-----------------------------------------------         ------     ------     ------
Sales                                                   $3,638     $4,121     $2,743
                                                        ------     ------     ------
Costs and Expenses
  Costs and operating expenses                           1,316      1,269      1,025
  Selling, general and administrative expenses             237        205        236
  Shipping and handling expenses                           119        100         80
  Depreciation and depletion                               723        684        607
  Asset impairment                                          76         --         --
  Exploration, including dry holes and amortization
    of undeveloped leases                                  211        170        140
  Taxes, other than income taxes                           115        122         85
  Provision for environmental remediation
    and restoration of inactive sites, net
    of reimbursements                                       82         90         --
  Purchased in-process research and development             --         32         --
  Merger costs                                              --         --        163
  Interest and debt expense                                192        208        190
                                                        ------     ------     ------
       Total Costs and Expenses                          3,071      2,880      2,526
                                                        ------     ------     ------
                                                           567      1,241        217
Other Income                                               237         58         40
                                                        ------     ------     ------
Income before Income Taxes and Change
  in Accounting Principle                                  804      1,299        257
Taxes on Income                                           (298)      (457)      (111)
                                                        ------     ------     ------
Income before Change in Accounting Principle               506        842        146
Cumulative Effect of Change in Accounting Principle,
  net of taxes of $11 in 2001 and $2 in 1999               (20)        --         (4)
                                                        ------     ------     ------
Net Income                                              $  486     $  842     $  142
                                                        ======     ======     ======
Net Income per Common Share
  Basic -
    Income before accounting change                     $ 5.22     $ 9.01     $ 1.69
    Cumulative effect of accounting change                (.21)        --       (.05)
                                                        ------     ------     ------
       Net income                                       $ 5.01     $ 9.01     $ 1.64
                                                        ======     ======     ======
  Diluted -
    Income before accounting change                     $ 4.93     $ 8.37     $ 1.69
    Cumulative effect of accounting change                (.19)        --       (.05)
                                                        ------     ------     ------
       Net income                                       $ 4.74     $ 8.37     $ 1.64
                                                        ======     ======     ======

The accompanying notes are an integral part of this statement.

Consolidated Statement of Comprehensive Income and Stockholders' Equity

                                                                               Accumulated
                                                     Capital in                      Other                  Deferred          Total
                             Comprehensive  Common    Excess of    Retained  Comprehensive   Treasury   Compensation  Stockholders'
(Millions of dollars)        Income (Loss)   Stock    Par Value    Earnings  Income (Loss)      Stock      and Other         Equity
---------------------        -------------  ------   ----------    --------  -------------   --------   ------------  -------------
Balance December 31, 1998                     $ 93       $1,282      $  527          $(36)     $(388)         $(132)         $1,346
  Net income                     $ 142          --           --         142            --         --             --             142
  Unrealized gains on
    securities, net of
    $42 income tax                  79          --           --          --            79         --             --              79
  Foreign currency
    translation adjustment         (23)         --           --          --           (23)        --             --             (23)
  Minimum pension liability
    adjustment                      25          --           --          --            25         --             --              25
  Shares issued                     --          --            2          --            --         --             --               2
  Dividends declared
    ($1.80 per share)               --          --           --        (156)           --         --             --            (156)
  Effect of equity
    affiliate's merger              --          --           --          63            --         --             --              63
  Other                             --          --           --          --            --         --             14              14
                                 -----        ----       ------      ------          ----      -----          -----          ------
    Total                        $ 223
                                 =====
Balance December 31, 1999                       93        1,284         576            45       (388)          (118)          1,492
  Net income                     $ 842          --           --         842            --         --             --             842
  Unrealized gains on
    securities, net of
    $32 income tax                  60          --           --          --            60         --             --              60
  Foreign currency
    translation adjustment           3          --           --          --             3         --             --               3
  Minimum pension liability
    adjustment                       5          --           --          --             5         --             --               5
  Shares issued                     --           8          375          --            --         --             --             383
  Dividends declared
    ($1.80 per share)               --          --           --        (170)           --         --             --            (170)
  Other                             --          --            1         (15)           --          5             27              18
                                 -----        ----       ------      ------          ----      -----          -----          ------
    Total                        $ 910
                                 =====
Balance December 31, 2000                      101        1,660       1,233           113       (383)           (91)          2,633
  Net income                     $ 486          --           --         486            --         --             --             486
  Unrealized losses
    on securities, net of
    $12 income tax                 (22)         --           --          --           (22)        --             --             (22)
  Reclassification of
    unrealized gains on
    securities to net
    income, net of $63
    income tax                    (118)         --           --          --          (118)        --             --            (118)
  Record fair value of
    cash flow hedges                (3)         --           --          --            (3)        --             --              (3)
  Change in fair value
    of cash flow hedges            (15)         --           --          --           (15)        --             --             (15)
  Foreign currency
    translation adjustment         (17)         --           --          --           (17)        --             --             (17)
  Minimum pension liability
    adjustment                      (2)         --           --          --            (2)        --             --              (2)
  Shares issued                     --           6          382          --            --         --             --             388
  Treasury stock cancelled          --          (7)        (371)         --            --        378             --              --
  Dividends declared
    ($1.80 per share)               --          --           --        (176)           --         --             --            (176)
  Other                             --          --            5          --            --          5             10              20
                                 -----        ----       ------      ------          ----      -----          -----          ------
    Total                        $ 309
                                 =====
Balance December 31, 2001                     $100       $1,676      $1,543          $(64)     $  --          $ (81)         $3,174
                                              ====       ======      ======          ====      =====          =====          ======

The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet

(Millions of dollars)                                          2001        2000
---------------------                                       -------      ------
ASSETS
Current Assets
  Cash                                                      $    91      $  144
  Accounts receivable, net of allowance for doubtful
    accounts of $11 in both 2001 and 2000                       482         667
  Inventories                                                   439         391
  Deposits, prepaid expenses and other assets                   355         113
                                                            -------      ------
      Total Current Assets                                    1,367       1,315
Investments
  Equity affiliates                                             101          41
  Other assets                                                  554         729
Property, Plant and Equipment - Net                           8,322       5,383
Deferred Charges                                                261         198
Goodwill                                                        356          --
                                                            -------      ------
        Total Assets                                        $10,961      $7,666
                                                            =======      ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                          $   655      $  638
  Short-term borrowings                                           8           6
  Long-term debt due within one year                             26         175
  Taxes on income                                                83         190
  Taxes, other than income taxes                                 31          25
  Accrued liabilities                                           371         315
                                                            -------      ------
      Total Current Liabilities                               1,174       1,349
                                                            -------      ------

Long-Term Debt                                                4,540       2,244
                                                            -------      ------
Deferred Credits and Reserves
  Income taxes                                                1,275         704
  Other                                                         798         736
                                                            -------      ------
      Total Deferred Credits and Reserves                     2,073       1,440
                                                            -------      ------
Stockholders' Equity
  Common stock, par value $1.00 - 300,000,000
    shares authorized, 100,186,350 shares issued
    in 2001 and 101,417,309 shares issued in 2000               100         101
  Capital in excess of par value                              1,676       1,660
  Preferred stock purchase rights                                 1           1
  Retained earnings                                           1,543       1,233
  Accumulated other comprehensive income (loss)                 (64)        113
  Common stock in treasury, at cost - 1,020 shares
    in 2001 and 6,932,790 shares in 2000                         --        (383)
  Deferred compensation                                         (82)        (92)
                                                            -------      ------
      Total Stockholders' Equity                              3,174       2,633
                                                            -------      ------
         Total Liabilities and Stockholders' Equity         $10,961      $7,666
                                                            =======      ======


The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.

Consolidated Statement of Cash Flows

(Millions of dollars)                                                           2001       2000       1999
---------------------                                                        -------    -------     ------
 Cash Flow from Operating Activities
   Net income                                                                $   486    $   842     $  142
   Adjustments to reconcile to net cash provided by operating activities -
     Depreciation, depletion and amortization                                    779        732        648
     Deferred income taxes                                                       205         18         --
     Dry hole costs                                                               72         54         43
     Merger and transition costs                                                  --         --        131
     Asset impairment                                                             76         --         --
     Provision for environmental remediation and restoration of
       inactive sites                                                             82         90         --
     Gains on asset retirements and sales                                        (12)        (6)        (3)
     Purchased in-process research and development                                --         32         --
     Noncash items affecting net income                                         (147)        45         77
     Changes in current assets and liabilities and other, net of effects of operations acquired -
         (Increase) decrease in accounts receivable                              278        (55)       (56)
         Increase in inventories                                                 (51)       (46)       (34)
         (Increase) decrease in deposits, prepaids and other assets             (201)         3         10
         Increase (decrease) in accounts payable and accrued liabilities        (131)       129       (217)
         Increase (decrease) in taxes payable                                   (120)       137         96
         Other                                                                  (173)      (135)      (129)
                                                                             -------    -------     ------
              Net cash provided by operating activities                        1,143      1,840        708
                                                                             -------    -------     ------
Cash Flow from Investing Activities
  Capital expenditures                                                        (1,792)      (842)      (528)
  Dry hole costs                                                                 (72)       (54)       (43)
  Acquisitions                                                                  (978)    (1,018)       (78)
  Purchase of long-term investments                                              (92)       (56)       (39)
  Proceeds from sale of long-term investments                                     18         35         27
  Proceeds from sale of other assets                                              19         42          4
                                                                             -------    -------     ------
              Net cash used in investing activities                           (2,897)    (1,893)      (657)
                                                                             -------    -------     ------
Cash Flow from Financing Activities
  Issuance of long-term debt                                                   2,513        677      1,084
  Issuance of common stock                                                        32        383          4
  Decrease in short-term borrowings                                               (9)        (3)       (27)
  Repayment of long-term debt                                                   (661)      (966)      (782)
  Dividends paid                                                                (173)      (166)      (138)
  Lease buyout                                                                    --         --        (41)
                                                                             -------    -------     ------
              Net cash provided by (used in) financing activities              1,702        (75)       100
                                                                             -------    -------     ------
Effects of Exchange Rate Changes on Cash and Cash Equivalents                     (1)         5         (5)
                                                                             -------    -------     ------
Net Increase (Decrease) in Cash and Cash Equivalents                             (53)      (123)       146
Cash and Cash Equivalents at Beginning of Year                                   144        267        121
                                                                             -------    -------     ------
Cash and Cash Equivalents at End of Year                                     $    91    $   144     $  267
                                                                             =======    =======     ======

The accompanying notes are an integral part of this statement.

Notes to Financial Statements

1.  The Company and Significant Accounting Policies

     Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas, and its chemical operations primarily produce and market titanium dioxide pigment. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Benin, Brazil, Gabon, Morocco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit has production facilities in the United States, Australia, Germany and the Netherlands.
     On August 1, 2001, the company completed the acquisition of all the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company. To accomplish the acquisition, the company reorganized and formed a new holding company, Kerr-McGee Holdco, which later changed its name to Kerr-McGee Corporation. All the outstanding shares of the former Kerr-McGee Corporation were canceled and the same number of shares was issued by the new holding company. The former Kerr-McGee Corporation was renamed Kerr-McGee Operating Corporation and is now a wholly owned subsidiary of the holding company, along with Kerr-McGee Rocky Mountain Corporation (formerly HS Resources).

Basis of Presentation
     The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.
     Certain prior year amounts in the consolidated income and cash flow statements have been reclassified to conform with the current year presentation.

Foreign Currencies
     The U.S. dollar is considered the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred and included in Other Income in the Consolidated Statement of Income. The company recorded net foreign currency transaction gains of $3 million, $30 million and $11 million in 2001, 2000 and 1999, respectively.
     The euro is the functional currency for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in Accumulated Other Comprehensive Income in the Consolidated Statement of Comprehensive Income and Stockholders' Equity.

Cash Equivalents
     The company considers all investments with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $26 million in 2001 and $39 million in 2000 were comprised of time deposits, certificates of deposit and U.S. government securities.

Receivable Sales
     Under a credit-insurance-backed asset securitization program, Kerr-McGee sells selected pigment customers' accounts receivable to a special-purpose entity (SPE). The company does not own any of the common stock of the SPE. When the receivables are sold, Kerr-McGee retains interests in the securitized receivables for servicing and in preference stock of the SPE. The interest in the preference stock is essentially a deposit to provide further credit enhancement to the securitization program, if needed, but is otherwise recoverable by the company at the end of the program. The recorded value of the preference stock is adjusted with each sale to maintain its fair value. The servicing fee is estimated by management to be adequate compensation and is equal to what would otherwise be charged by an outside servicing agent. The company records the loss associated with the receivable sales by comparing cash received and fair value of the retained interests to the carrying amount of the receivables sold. The estimate of fair value of the retained interests is based on the present value of future cash flows discounted at rates estimated by management to be commensurate with the risks.

Inventories
     The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Materials and supplies are valued at average cost.

Property, Plant and Equipment
     Exploration and Production - Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.
     Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.
     Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.
     Depreciation and Depletion - Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers.
     Retirements and Sales - The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in Other Income in the Consolidated Statement of Income.
     Interest Capitalized - The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 2001, 2000 and 1999 was $33 million, $5 million and $9 million, respectively.

Impairment of Long-Lived Assets
     Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amounts may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property.
     Other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties.

Revenue Recognition
     Except for natural gas and most crude oil sales, revenue is recognized when title passes to the customer. Natural gas revenues and gas-balancing arrangements with partners in natural gas wells are recognized when the gas is produced using the entitlements method of accounting and are based on the company's net working interests. At December 31, 2001 and 2000, both the quantity and dollar amount of gas balancing arrangements were immaterial. Crude oil sales are recognized when produced using the entitlements method if a contract exists for the sale of the production.

Income Taxes
     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Remediation and Restoration Costs
     The company provides for the estimated costs at current prices of the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Employee Stock Option Plan
     The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees."

Derivative Instruments
     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Statement as amended requires recording all derivative instruments as assets or liabilities, measured at fair value. The company adopted this standard on January 1, 2001, by recording the fair value of all the foreign currency forward purchase and sales contracts, and by separating and recording the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon Energy Corporation (Devon) presently owned by the company. In adopting the standard, the company recognized an expense of $20 million as a cumulative effect of the accounting change and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges. Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. On January 1, 2001, the company recognized after-tax income totaling $118 million for the unrealized appreciation on the Devon shares reclassified to trading. The portion of the stock investments now classified as trading is marked-to-market through income each month. See Note 18 for a full description of the company's hedging activities and related accounting.

Shipping and Handling Fees and Costs
     All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as revenue, and the costs incurred by the company for shipping and handling are reported as expense.

2. Cash Flow Information

     Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Income tax payments                                  $434     $338     $111
Less refunds received                                 (19)     (34)     (85)
                                                     ----     ----     ----
Net income tax payments                              $415     $304     $ 26
                                                     ====     ====     ====
Interest payments                                    $189     $193     $191
                                                     ====     ====     ====

     Information about noncash investing and financing activities not reflected in the Consolidated Statement of Cash Flows follows:

(Millions of dollars)                               2001      2000     1999
---------------------                               ----      ----     ----
Noncash investing activities
  Increase (decrease) in fair value of
    securities available for sale(1)               $ (34)     $280     $118
  Decrease in fair value of trading
    securities(1)                                   (188)       --       --
  Increase in an equity affiliate
    carrying value                                    --        --       98
Noncash financing activities
  Common stock issued in HS Resources
    acquisition                                      355        --       --
  Debt assumed in HS Resources acquisition           506        --       --
  Increase (decrease) in the valuation
    of the DECS(1)                                     8       187       (3)
  Fair value of embedded options
    in the DECS(1)                                  (205)       --       --
  Dividends declared but not paid                      3         4       17

(1) See Notes 1 and 18 for discussion of FAS 133 adoption.

3.  Inventories

     Major categories of inventories at year-end 2001 and 2000 are:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Chemicals and other products                         $338     $259
Materials and supplies                                 98      129
Crude oil and natural gas liquids                       3        3
                                                     ----     ----
  Total                                              $439     $391
                                                     ====     ====

4.  Investments - Equity Affiliates

     At December 31, 2001 and 2000, investments in equity affiliates are as follows:

(Millions of dollars)                               2001      2000
---------------------                               ----      ----
Javelina Company                                    $ 42       $25
Avestor Limited Partnership                           44        --
Other                                                 15        16
                                                    ----       ---
         Total                                      $101       $41
                                                    ====       ===
     Javelina Company and Avestor Limited Partnership represent the company's investments of 40% and 50%, respectively, in non-exploration and production partnerships. Avestor Limited Partnership was formed in 2001 to develop, produce and market a next-generation power cell for use in telecommunications, utility peak shaving and electric vehicles.
     In October 2000, the company sold its 25% equity interest in the National Titanium Dioxide Company Limited, a Saudi Arabian pigment operation. The gain on this sale was $8 million, net of $5 million for income taxes, and is included as Other Income in the Consolidated Statement of Income.
     Following are financial summaries of the company's equity affiliates. Due to immateriality, investments shown as Other in the preceding table have been excluded from the information below.

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Results of operations -
  Net sales                                          $172     $213     $256
  Net income (loss)                                    (5)      47       33
Financial position -
  Current assets                                       46       45
  Property, plant and equipment - net                 113      113
  Total assets                                        213      158
  Current liabilities                                  23       21
  Total liabilities                                    52       21
  Stockholders' equity                                161      137


5.  Investments - Other Assets

     Investments in other assets consist of the following at December 31, 2001 and 2000:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Devon Energy Corporation common stock(1)             $385     $607
Long-term receivables, net of $9 allowance
  for doubtful notes in both 2001 and 2000            139      107
Derivatives (fixed-price and basis swap
  commodity contracts)(1)                              16       --
U.S. government obligations                             2        4
Other                                                  12       11
                                                     ----     ----
         Total                                       $554     $729
                                                     ====     ====

(1) See Note 18.

6.  Property, Plant and Equipment

     Fixed assets and related reserves at December 31, 2001 and 2000, are as follows:

                                                                 Reserves for
                                                              Depreciation and
                                       Gross Property              Depletion                Net Property
                                     ----------------          ---------------           ---------------
(Millions of dollars)                   2001     2000            2001     2000             2001     2000
---------------------                -------  -------          ------   ------           ------   ------
Exploration and production           $14,383  $10,894          $7,127   $6,581           $7,256   $4,313
Chemicals                              1,860    1,736             857      721            1,003    1,015
Other                                    151      140              88       85               63       55
                                     -------  -------          ------   ------           ------   ------
  Total                              $16,394  $12,770          $8,072   $7,387           $8,322   $5,383
                                     =======  =======          ======   ======           ======   ======


7.  Deferred Charges

     Deferred charges are as follows at year-end 2001 and 2000:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Pension plan prepayments                             $188     $132
Unamortized debt issue costs                           34       27
Nonqualified benefit plans deposits                    26       23
Amounts pending recovery from third parties            10        7
Other                                                   3        9
                                                     ----     ----
  Total                                              $261     $198
                                                     ====     ====

8.  Asset Securitization

     In December 2000, the company began an accounts receivable monetization for its pigment business through the sale of selected accounts receivable with a three-year, credit-insurance-backed asset securitization program. The company retained servicing responsibilities and subordinated interests and will receive a servicing fee of 1.07% of the receivables sold for the period of time outstanding, generally 60 to 120 days. No recourse obligations were recorded since the company has very limited obligations for any recourse actions on the sold receivables. The collection of the receivables is insured, and only receivables that qualify for credit insurance can be sold. A portion of the insurance is reinsured by the company's captive insurance company; however, the company believes that the risk of insurance loss is very low since its bad debt experience has historically been insignificant. The company also received preference stock in the special-purpose entity equal to 3.5% of the receivables sold. This preference stock is essentially a retained deposit to provide further credit enhancements, if needed.
     During 2001, the company sold $597 million of its pigment receivables, resulting in pretax losses of $8 million. During 2000, the company sold $160 million of the receivables, resulting in pretax losses of $3 million. The losses are equal to the difference in the book value of the receivables sold and the total of cash and the fair value of the deposit retained by the special-purpose entity. At year-end 2001, the outstanding balance on receivables sold totaled $96 million.

9.  Accrued Liabilities

     Accrued liabilities at year-end 2001 and 2000 are as follows:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Employee-related costs and benefits                  $102     $ 75
Interest payable                                      100       81
Current environmental reserves                         68       69
Derivatives(1)                                         32       --
Litigation reserves                                    21       20
Royalties payable                                      13       28
Drilling and operating costs                            5       15
Acquisition and merger reserves(2)                      9       10
Other                                                  21       17
                                                     ----     ----
  Total                                              $371     $315
                                                     ====     ====

(1) Fixed-price and basis swap commodity contracts and forward foreign currency contracts.
(2) See Note 10.


10.  Acquisition and Merger Reserves

     In August 2001, the company recorded an accrual of $42 million for items associated with the HS Resources acquisition. Included in this accrual were transaction costs, severance and other employee-related costs, contract termination costs, and other acquisition-related costs. Of this accrual, $34 million was paid during 2001. The balance is primarily for the remaining severance costs that are expected to be paid and charged to the reserve during 2002.
     During 1999, the company recorded an accrual of $163 million for items associated with the Oryx merger. Included in this charge were transaction costs, severance and other employee-related costs, contract termination costs, lease cancellations, write-off of redundant systems and equipment and other merger-related costs. Of this total accrual, $1 million and $10 million remain in the reserve at the end of 2001 and 2000, respectively.
     The accruals, expenditures and reserve balances for 2001 and 2000 are as follows:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Beginning balance                                    $ 10     $ 20
  Accruals                                             42       --
  Payments                                            (43)     (10)
                                                     ----     ----
Ending balance                                       $  9     $ 10
                                                     ====     ====

11.  Debt

Lines of Credit and Short-Term Borrowings
     At year-end 2001, the company had available unused bank lines of credit and revolving credit facilities of $1.258 billion. Of this amount, $820 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC, and $365 million can be used to support European commercial paper borrowings of Kerr-McGee (G.B.) PLC, Kerr-McGee Chemical GmbH, Kerr-McGee Pigments (Holland) B.V. and Kerr-McGee International ApS.
     The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 2001, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.
     Short-term borrowings at year-end 2001 and 2000 consisted of notes payable totaling $8 million (4.42% average interest rate) and $6 million (4.94% average interest rate), respectively. The notes are denominated in a foreign currency and represent approximately 9 million euros and 6 million euros in 2001 and 2000, respectively.

Long-Term Debt
     The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 2001 and 2000, debt totaling $1.066 billion and $71 million, respectively, was classified as long-term consistent with this policy.
     Long-term debt consisted of the following at year-end 2001 and 2000:

(Millions of dollars)                                        2001      2000
---------------------                                      ------    ------
Debentures -
  7.125% Debentures due October 15, 2027
    (7.01% effective rate)                                 $  150    $  150
  7% Debentures due November 1, 2011,
    net of unamortized debt discount of $94 in 2001
    and $99 in 2000 (14.25% effective rate)                   156       151
  5-1/4% Convertible subordinated debentures
    due February 15, 2010                                     600       600
  7-1/2% Convertible subordinated debentures                   --       180
Notes payable -
  5-7/8% Notes due September 15, 2006 (5.89%
    effective rate)                                           325        --
  6-7/8% Notes due September 15, 2011, net of
    unamortized debt discount of $1 (6.90%
    effective rate)                                           674        --
  7-7/8% Notes due September 15, 2031, net of
    unamortized debt discount of $2 (7.91%
    effective rate)                                           498        --
  5-1/2% Exchangeable Notes (DECS) due
    August 2, 2004, net of unamortized debt
    discount of $20 in 2001 (5.60% effective
    rate) (See Note 18)                                       310       514
  10% Notes due April 1, 2001                                  --       150
  6.625% Notes due October 15, 2007                           150       150
  8.375% Notes due July 15, 2004                              150       150
  8.125% Notes due October 15, 2005                           150       150
  8% Notes due October 15, 2003                               100       100
  Variable interest rate revolving credit
    agreements with banks                                     254        --
  Floating rate notes due June 28, 2004                       200        --
  Medium-Term Notes (9.29% average effective
    interest rate at December 31, 2001) $11 due
    January 2, 2002, and $2 due February 1, 2002               13        13
Commercial paper (3.01% average effective
  interest rate at December 31, 2001)                         732        50
Euro Commercial paper (2.95% average effective
  interest rate at December 31, 2001)                          80        21
Guaranteed Debt of Employee Stock Ownership
  Plan 9.61% Notes due in installments through
  January 2, 2005                                              21        33
Other                                                           3         7
                                                           ------    ------
                                                            4,566     2,419
Long-term debt due within one year                            (26)     (175)
                                                           ------    ------
   Total                                                   $4,540    $2,244
                                                           ======    ======

     Maturities of long-term debt due after December 31, 2001, are $26 million in 2002; $1.172 billion in 2003 of which $1.066 billion is borrowings that the company expects to be able to maintain as long-term, see above; $664 million in 2004 of which $310 million may be a noncash payment for the DECS; $151 million in 2005; $325 million in 2006; and $2.228 billion thereafter.
     Certain of the company's long-term debt agreements contain restrictive covenants, including a minimum tangible net worth requirement and a maximum total debt to total capitalization ratio. At December 31, 2001, the company was in compliance with its debt covenants.
     Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in Management's Discussion and Analysis.

12.  Income Taxes

     The taxation of a company that has operations in several countries involves many complex variables, such as differing tax structures from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the U.S. and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not provide reliable indicators of relationships in future periods. Income (loss) before income taxes and change in accounting principle is composed of the following:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----   ------     ----
United States                                        $524   $  562     $(30)
International                                         280      737      287
                                                     ----   ------     ----
  Total                                              $804   $1,299     $257
                                                     ====   ======     ====

     The effective income tax rate in Canada decreased to 37% from 38% for the year 2001. The deferred income tax liability balance was adjusted to reflect this revised rate, causing a decrease in the 2001 international deferred provision for income taxes of $1 million.
     The income tax rate in Australia decreased to 30% from 34% for the year 2001 and decreased to 34% from 36% for the year 2000. Effective January 1, 2001, the German corporate income tax rate decreased to 25% from 30%. The deferred income tax asset and liability balances were adjusted to reflect these revised rates, causing a net increase in the 2000 international deferred provision for income taxes of $2 million.
     The 2001, 2000 and 1999 taxes on income before change in accounting principle are summarized below:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
U.S. Federal -
  Current                                            $(63)    $105     $(38)
  Deferred                                            221       82       38
                                                     ----     ----     ----
                                                      158      187       --
                                                     ----     ----     ----
International -
  Current                                             134      286      147
  Deferred                                              1      (18)     (37)
                                                     ----     ----     ----
                                                      135      268      110
                                                     ----     ----     ----

State                                                   5        2        1
                                                     ----     ----     ----
    Total                                            $298     $457     $111
                                                     ====     ====     ====

     At December 31, 2001, the company had foreign operating loss carryforwards totaling $160 million - $8 million that expire in 2003, $11 million that expire in 2004, $16 million that expire in 2006 and $126 million that have no expiration date. Realization of these operating loss carryforwards is dependent on generating sufficient taxable income.

     Deferred tax liabilities at December 31, 2001 and 2000, are composed of the following:

(Millions of dollars)                                2001     2000
---------------------                              ------     ----
Net deferred tax liabilities -
  Accelerated depreciation                         $1,308     $858
  Exploration and development                         159       31
  Undistributed earnings of foreign subsidiaries       28       28
  Postretirement benefits                             (89)     (89)
  Dismantlement, remediation, restoration
    and other reserves                                (58)     (55)
  U.S. and foreign operating loss carryforward        (46)     (18)
  AMT credit carryforward                             (18)     (18)
  Other                                                (9)     (33)
                                                   ------     ----
    Total                                          $1,275     $704
                                                   ======     ====

     In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income before change in accounting principle as reflected in the Consolidated Statement of Income.

                                                     2001     2000     1999
                                                     ----     ----     ----
U.S. statutory rate                                  35.0%    35.0%    35.0%
  Increases (decreases) resulting from -
    Taxation of foreign operations                    1.8      .5       4.8
    Adjustment of prior years' accruals                --     (.6)       --
    Refunds of prior years' income taxes               --     (.7)       --
    Adjustment of deferred tax balances
      due to tax rate changes                         (.1)     .1        --
    Other - net                                        .4      .8       3.3
                                                     ----    ----      ----
        Total                                        37.1%   35.1%     43.1%
                                                     ====    ====      ====

     The Internal Revenue Service has examined the Kerr-McGee Corporation and subsidiaries' pre-merger Federal income tax returns for all years through 1996, and the years have been closed through 1994. The Oryx income tax returns have been examined through 1997, and the years have been closed through 1978. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

13.  Taxes, Other than Income Taxes

     Taxes, other than income taxes, as shown in the Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999, are composed of the following:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Production/severance                                 $ 67     $ 85      $52
Payroll                                                28       21       19
Property                                               15       13       11
Other                                                   5        3        3
                                                     ----     ----      ---
  Total                                              $115     $122      $85
                                                     ====     ====      ===

14.  Deferred Credits and Reserves - Other

     Other deferred credits and reserves consist of the following at year-end 2001 and 2000:

(Millions of dollars)                                2001     2000
---------------------                                ----     ----
Reserves for site dismantlement,
  remediation and restoration                        $447     $434
Postretirement benefit obligations                    184      185
Pension plan liabilities                               44       43
Derivatives(1)                                         42       --
Minority interest in subsidiary companies               3       24
Other                                                  78       50
                                                     ----     ----
    Total                                            $798     $736
                                                     ====     ====

(1)  Options   associated  with  exchangeable  debt,  forward  foreign  currency contracts and derivative contracts.

     The company provided for environmental remediation and restoration, net of authorized reimbursements, during each of the years 2001, 2000 and 1999 as follows:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Provision, net of authorized reimbursements           $90     $112      $ 3
Reimbursements received                                11       66       15
Reimbursements accrued                                 --       --       67

     The reimbursements, which pertain to the former facility in West Chicago, Illinois, are authorized pursuant to Title X of the Energy Policy Act of 1992 (see Note 15).

15.  Contingencies

West Chicago, Illinois
     In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation, now Kerr-McGee Chemical LLC (Chemical), closed the facility in West Chicago, Illinois, that processed thorium ores. Historical operations had resulted in low-level radioactive contamination at the facility and in the surrounding areas. In 1979, Chemical filed a plan with the Nuclear Regulatory Commission
(NRC) to decommission the facility. In 1990, the NRC transferred jurisdiction over the facility to the State of Illinois (the State). Following is the current status of various matters associated with the closed facility.
     Closed Facility - In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility.
     In February 1997, Chemical executed an agreement with the City covering the terms and conditions for completing the final phase of decommissioning work. The State has indicated approval of the agreement and has issued license amendments authorizing much of the work. Chemical expects most of the work to be completed within the next two years, leaving principally only groundwater remediation and/or monitoring for subsequent years.
     In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility, which cannot exceed $26 million per year. Initially, all storage fee payments were reimbursed to Chemical as decommissioning costs were incurred. Chemical was fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.
     Vicinity Areas - The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the closed West Chicago facility on the National Priority List promulgated by EPA under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) and has designated Chemical as a potentially responsible party in these four areas. The EPA issued unilateral administrative orders for two of the areas (known as the residential areas and Reed-Keppler Park), which require Chemical to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, Chemical is conducting the work required by the two orders. Chemical has completed the required excavation and restoration work at the park site and will be monitoring the site pending final EPA approval. Work at the residential sites is expected to be completed in 2002.
     The other two areas (known as the Sewage Treatment Plant and Kress Creek) currently are being studied to determine the extent of contamination, and Chemical is in discussions with the relevant authorities regarding cleanup requirements. Chemical has indicated a willingness to undertake a cleanup of the final two sites subject to various conditions, including the continued reimbursement of the government's share of costs for cleaning up the West Chicago sites. If these conditions are met, the costs of cleanup for these two sites are not expected to exceed the additional federal funding, as more fully discussed below.
     Government Reimbursement - Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U.S. Department of Energy (DOE) is obligated to reimburse Chemical for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to U.S. government contracts. Title X was amended in 1998 to increase the amount authorized for reimbursement to $140 million plus inflation adjustments. Through December 31, 2001, Chemical has been reimbursed approximately $146 million under Title X. These reimbursements are provided by congressional appropriations.
     Historically, congressional authorizations under Title X have lagged Chemical's cleanup expenditures. At December 31, 2001, the government's share of costs already incurred by Chemical but not yet reimbursed by DOE totaled approximately $95 million. In 2001, the United States House of Representatives passed a bill that would bring the congressional authorizations current as well as authorize reimbursement for the government's share of future costs. That bill currently is pending in the United States Senate.

Other Matters
     The company and/or its subsidiaries are parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by the company, its subsidiaries, and/or their predecessors, and include claims for personal injuries and property damages. The company's current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company and/or its subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by EPA pursuant to CERCLA. Similar environmental regulations exist in foreign countries in which the company and/or its subsidiaries operate. Environmental regulations in the North Sea are particularly stringent.
     The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. It is not possible for the company to reliably estimate the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:
     * some sites are in the early stages of investigation, and other sites may be identified in the future;
     * cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;
     * environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their shares of responsibility for cleanup costs;
     * environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and o some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future.
     Although management believes that it has established adequate reserves for cleanup costs and legal matters, due to these uncertainties the company could be required to record additional reserves in the future.
     As of December 31, 2001, the company had reserves totaling $182 million for cleaning up and remediating environmental sites, reflecting the reasonably estimable costs for addressing these sites. This includes $49 million for the West Chicago sites. Cumulative expenditures at all environmental sites through December 31, 2001, total $928 million. Management believes, after consultation with general counsel, that currently the company has reserved adequately for the reasonably estimable costs of contingencies. However, additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liabilities, including liability at sites now under review, though the company cannot now reliably estimate the amount of future additions to the reserves.

16.  Commitments

Lease Obligations
     Total lease rental expense was $38 million in 2001, $34 million in 2000 and $37 million in 1999.
     The company has various commitments under noncancelable operating lease agreements, principally for office space, production facilities and drilling equipment. During 2001, the construction of the Nansen production platform was completed and production commenced from the Gulf of Mexico Nansen field in January 2002. The company entered into an operating lease agreement for the use of the platform. Including the lease rentals for the Nansen platform, aggregate minimum annual rentals under all operating leases in effect at December 31, 2001, total $370 million, of which $26 million is due in 2002, $26 million in 2003, $68 million in the period 2004 through 2006 and $250 million thereafter.
     During the third quarter of 2001, the company entered into an arrangement with Kerr-McGee Gunnison Trust for the construction of the company's share of a platform to be used in the development of the Gulf of Mexico Gunnison field, in which the company has a 50% working interest. The construction of the company's portion of the platform is being financed by a $157 million synthetic lease between the trust and a group of financial institutions. In 2000, the company entered into a similar arrangement with Kerr-McGee Boomvang Trust for the construction of the company's share of a platform to be used in the development of the Boomvang field, in which the company has a 30% working interest. The construction of the company's portion of the platform is being financed by a $78 million synthetic lease credit facility between the trust and a group of financial institutions. After construction, the company and the trusts are committed to enter into operating leases for the use of the platforms. Currently, the company is obligated to make lease payments in amounts sufficient to pay interest at varying rates on both of the financings. The payments for both obligations are expected to be $5 million in 2002, $5 million in 2003, $14 million in 2004, $16 million in 2005, $17 million in 2006, and $355 million thereafter. The future minimum annual rentals due under noncancelable operating leases shown above exclude any payments related to these agreements.
     The company has guaranteed that the Nansen, Boomvang and Gunnison platforms will have residual values at the end of the operating leases equal to at least 10% of the fair market value of the platform at the inception of the lease. For Nansen the guaranteed value is $14 million in 2022 and for Boomvang and Gunnison estimates of the guarantees are $8 million in 2022 and $16 million in 2024, respectively.

Drilling Rig Commitments
     During 1999, the company entered into lease agreements to participate in the use of various drilling rigs. The total exposure with respect to these commitments ranges from nil to $85 million, depending on partner participation. These agreements extend through 2004.

17.  Acquisition

     On August 1, 2001, the company completed the acquisition of all of the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company with active projects in the
Denver-Julesburg Basin, Gulf Coast, Mid-Continent and Northern Rocky Mountain regions of the U.S. The acquisition added approximately 250 million cubic feet equivalent of daily gas production and 1.3 trillion cubic feet equivalent of proved gas reserves, primarily in the Denver, Colorado, area. The addition of these primarily natural gas reserves provides the company a more balanced portfolio, geographic diversity and production mix. In addition, the acquisition provides low risk-exploitation drilling opportunities from identified projects based on HS Resources' seismic inventory. The acquisition price totaled $1.8 billion in cash, company stock and assumption of debt. The company reflected the assets and liabilities acquired at fair value in its balance sheet effective August 1, 2001, and the company's results of operations include HS Resources from August 1, 2001, through the end of the year 2001. The purchase price was allocated to specific assets and liabilities based on their estimated fair value at the date of acquisition. The allocations include $348 million recorded as goodwill. The cash portion of the acquisition totaled $955 million, including direct expenses, and was ultimately financed through issuance of long-term debt. A total of 5,057,273 shares of Kerr-McGee common stock were issued in connection with the acquisition. The shares were valued at $70.33 per share, the average price two days before and after the purchase was announced. Debt totaling $506 million was assumed.
     The following are the amounts allocated to the acquired assets and liabilities based on their fair value:

(Millions of dollars)
---------------------
Accounts receivable                                         $   70
Deposits and prepaids                                           13
Other current assets                                            42
Property, plant and equipment                                1,987
Investments and other assets                                    29
Goodwill                                                       348
Accounts payable                                               (94)
Accrued payables                                               (33)
Other current liabilities                                      (56)
Deferred income taxes                                         (442)
Other deferred credits and reserves                            (48)
                                                            ------
  Total                                                     $1,816
                                                            ======

     The following unaudited pro forma condensed income statement information has been prepared to give effect to the HS Resources acquisition as if it had occurred at the beginning of the periods presented, including purchase accounting adjustments.

(Millions of dollars, except per-share amounts)      2001     2000
-----------------------------------------------      ----     ----
Sales                                              $3,870   $4,444
Income before change in accounting principle          520      826
Net income                                            499      826
Earnings per share -
  Basic                                              4.99     8.39
  Diluted                                            4.73     7.83


18.  Financial Instruments and Derivative Activities

Investments in Certain Debt and Equity Securities
     The company has certain investments that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company had no securities classified as held to maturity at December 31, 2001 or 2000. At December 31, 2001 and 2000, available-for-sale securities for which fair value can be determined are as follows:

                                                 2001                                     2000
                                    -------------------------------           -------------------------------
                                                              Gross                                     Gross
                                                         Unrealized                                Unrealized
                                     Fair                   Holding            Fair                   Holding
(Millions of dollars)               Value    Cost    Gains (Losses)           Value    Cost    Gains (Losses)
---------------------               -----    ----    --------------           -----    ----    --------------
Equity securities                     $59     $32               $(1)(1)        $607    $209              $398
Exchangeable debt                      --      --                --             514     330              (184)
U.S. government obligations -
  Maturing within one year              3       3                --               2       2                --
  Maturing between one year
    and four years                      2       2                --               4       4                --
                                                                ---                                      ----
      Total                                                     $(1)                                     $214
                                                                ===                                      ====

(1) This amount includes $28 million of gross unrealized hedging losses on 15% of the exchangeable debt at the time of adoption of FAS 133.

     The equity securities represent the company's investment in Devon Energy Company common stock, and the exchangeable debt is the company's debt that may be repaid with the Devon stock currently owned by Kerr-McGee. Prior to the beginning of 2001, the stock and the debt were marked-to-market each month, with the offset recognized in accumulated other comprehensive income. On January 1, 2001, the company adopted the provisions of FAS 133 and in accordance with that standard chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. As a result of the reclassification, the company recognized after-tax income totaling $118 million ($181 million before taxes) for the unrealized appreciation on 85% of the Devon shares. Additionally, with adoption of FAS 133, the debt exchangeable for stock
(DECS) and its embedded option features were separated. The debt is now recorded in the Consolidated Balance Sheet at face value less unamortized discount, and the options associated with the exchangeable feature of the debt have been recorded at fair value on the balance sheet as deferred credits. (See further discussion on derivatives below.)
     The Devon securities are carried in the Consolidated Balance Sheet as Investments - Other assets. U.S. government obligations are carried as Current Assets or as Investments - Other assets, depending on their maturities.
     The change in unrealized holding gains (losses), net of income taxes, as shown in accumulated other comprehensive income for the years ended December 31, 2001, 2000 and 1999, is as follows:

(Millions of dollars)                                2001     2000     1999
---------------------                               -----     ----     ----
Beginning balance -                                 $ 139     $ 79      $--
  Net unrealized holding gains (losses)               (22)      60       79
  Reclassification of gains included in net income   (118)      --       --
                                                    -----     ----      ---
Ending balance                                      $  (1)    $139      $79
                                                    =====     ====      ===

Trading Securities
     As discussed above, the company has recorded 85% of its Devon shares as trading securities and marks this investment to market each month through income. At year-end 2001, the market value of 8.4 million shares of Devon was $326 million, and $188 million in unrealized pretax losses was recognized during 2001 in Other Income in the Consolidated Statement of Income. However, this loss was more than offset by the $205 million unrealized gain on the embedded options associated with the DECS. (See discussion of these derivatives below.)

Financial Instruments for Other than Trading Purposes
     In addition to the financial instruments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 2001 and 2000, the carrying amount and estimated fair value of these instruments for which fair value can be determined are as follows:

                                                         2001                    2000
                                                  -----------------       -----------------
                                                  Carrying     Fair       Carrying     Fair
(Millions of dollars)                               Amount    Value         Amount    Value
---------------------                             --------    -----       --------    -----
Cash and cash equivalents                           $   91   $   91         $  144   $  144
Long-term notes receivable                             107      107             67      146
Long-term receivables                                   26       22             33       28
Contracts to sell foreign currencies                    --       --             --       (1)
Contracts to purchase foreign currencies               (15)     (15)            --       (2)
Short-term borrowings                                    8        8              6        6
Debt exchangeable for stock excluding options          310      330             --       --
Long-term debt, except DECS                          4,256    4,319          1,905    2,115

     The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the note's collateral. The fair value of long-term receivables is based on the sales price negotiated in the pending sale of the operation. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity.

Derivatives
     The company issued the DECS in August 1999, allowing each holder to receive between .85 and 1.0 shares of Devon stock or the cash equivalent, at the option of the company, at maturity in August 2004. Embedded options in the DECS provide Kerr-McGee a floor price on Devon's common stock of $33.19 per share (the put option). The company also retains the right to 15% of the shares if Devon's stock price is greater than $39.16 per share (the call option). Using the Black-Scholes valuation model, the fair values of the embedded put and call options were $2 million and $35 million, respectively, for a net fair value of $33 million on December 31, 2001. During 2001, the company recorded gains of $205 million in Other Income for the changes in fair value. As discussed above, the fluctuation in the value of these derivatives will generally offset the increase or decrease in the market value of 85% of the Devon stock owned by Kerr-McGee. The remaining 15% of the Devon shares are accounted for in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," as available-for-sale securities with changes in market value recorded in accumulated other comprehensive income.
     From time to time, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's anticipated future cash flow needs for a portion of its capital expenditures and operating costs. These forward contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income. The amounts in accumulated other comprehensive income, $18 million loss at December 31, 2001, will be recognized in earnings in the periods during which the hedged forecasted transactions affect earnings (i.e., when the hedged transaction is paid in the case of a hedge of operating costs and when the hedged assets are depreciated in the case of a hedge of capital expenditures). In 2001, the company reclassified $9 million of losses on forward contracts from accumulated other comprehensive income to operating expenses in the income statement. Of the existing net losses at December 31, 2001, approximately $10 million will be reclassified into earnings during the next 12 months, assuming no further changes in fair value of the contracts. No hedges were discontinued during 2001, and no ineffectiveness was recognized. The company recognized net foreign currency hedging losses of $6 million in 2000 and $5 million in 1999, respectively.
     The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in euros. These contracts have not been designated as hedges even though they do protect the company from changes in foreign currency rate changes. Almost all of the pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of sale and collection of the receivables.
     The company has periodically used derivative instruments to reduce the effect of the price volatility of crude oil and natural gas. As discussed in
Note 17, the company purchased 100% of the outstanding shares of common stock of HS Resources effective August 1, 2001. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain) and its trading subsidiary (now Kerr-McGee Energy Services) had a number of derivative contracts for purchases and sales of oil and gas, basis differences and energy-related contracts. All of these contracts are being treated by the company as speculative and are recorded at their fair market value on the balance sheet and marked-to-market through income each month.
     HS Resources hedged a portion of its equity oil and gas production with NYMEX fixed-price and basis contracts. The fixed price contracts will expire in 2002, and the basis contracts will expire by 2008. The company has chosen to let the contracts run until maturity, unless closed earlier. The net fair value of these commodity-related derivatives was $6 million at year-end 2001. Of this amount, $6 million was recorded in current assets, $5 million in investments - other assets, $4 million in current liabilities and $1 million in deferred credits. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Income.
     The trading subsidiary, Kerr-McGee Energy Services (KMES), markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices and associated transportation contracts are marked-to-market each month in accordance with FAS
133. KMES has entered into basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that the risk associated with these derivatives is minimal due to the credit-worthiness of the counterparties. The net fair market value of the commodity-related derivatives, physical contracts and transportation contracts was $21 million at year-end 2001. Of this amount, $30 million was recorded in current assets, $11 million in investments - other assets, $19 million in current liabilities and $1 million in deferred credits. The 2001 net loss associated with these derivatives and energy-related contracts was $24 million and is included in Sales in the Consolidated Statement of Income. The company did not enter into any commodity-related derivatives during 2000 or 1999.

19.  Common Stock

     Changes in common stock issued and treasury stock held for 2001, 2000 and 1999 are as follows:

(Thousands of shares)                                                           Common Stock        Treasury Stock
---------------------                                                           ------------        --------------
Balance December 31, 1998                                                             93,378                 7,011
  Exercise of stock options and stock appreciation rights                                112                    --
  Issuance of restricted stock                                                             4                    --
                                                                                     -------                ------
Balance December 31, 1999                                                             93,494                 7,011
  Exercise of stock options and stock appreciation rights                                423                    --
  Public offering                                                                      7,500                    --
  Issuance of restricted stock                                                            --                   (78)
                                                                                     -------                ------
Balance December 31, 2000                                                            101,417                 6,933
  Exercise of stock options and stock appreciation rights                                533                    --
  Cancellation of outstanding shares of Kerr-McGee Operating Corporation
    (formerly Kerr-McGee Corporation)                                                (95,118)                   --
  Issuance of stock by Kerr-McGee Corporation (new holding company)                   95,118                    --
  Shares issued to purchase HS Resources                                               5,057                    --
  Cancellation of treasury stock                                                      (6,838)               (6,838)
  Issuance of restricted stock                                                            16                  (102)
  Forfeiture of restricted stock                                                          --                     8
  Issuance of shares for achievement awards                                                1                    --
                                                                                     -------                ------
Balance December 31, 2001                                                            100,186                     1
                                                                                     =======                ======

     The company has 40 million shares of preferred stock without par value authorized, and none is issued.
     There are 1,107,692 shares of the company's common stock registered in the name of a wholly owned subsidiary of the company. These shares are not included in the number of shares shown in the preceding table or in the Consolidated Balance Sheet. These shares are not entitled to be voted.
     The company has granted 118,000, 74,000 and 4,000 shares of restricted common stock in 2001, 2000 and 1999, respectively, to certain key employees under the 2000 and the 1998 Long-Term Incentive Plans. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions on transferability and a risk of forfeiture. Of the restricted shares granted in 2001, the forfeiture provisions on 72,000 shares expire on January 9, 2004. Of the remaining shares granted in 2001, the forfeiture provisions lapse one-third per year over a three year period beginning on January 9, 2001 and August 1, 2001, for 29,000 shares and 16,000 shares, respectively. The forfeiture provisions on awards granted in 2000 lapse one-third per year over a three-year period beginning on January 11, 2003. The forfeiture provisions on the 1999 awards expire on December 1, 2003. During 2001, 8,000 shares of restricted stock were forfeited.
     The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 26, 2001, and replaced the previous plan prior to its expiration. Rights were distributed as a dividend at the rate of one right for each share of the company's common stock and continue to trade together with each share of common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

20.  Other Income

     Other income was as follows during each of the years in the three-year period ended December 31, 2001:

(Millions of dollars)                                2001     2000     1999
---------------------                                ----     ----     ----
Derivatives and Devon stock revaluation(1)           $225     $ --      $--
Interest                                               22       29       14
Income (loss) from unconsolidated affiliates           (5)      23       16
Gain on foreign currency exchange                       3       30       11
Gain on sale of assets                                  4        6        3
Plant closing/product line discontinuation             --      (21)      --
Other                                                 (12)      (9)      (4)
                                                     ----     ----      ---
  Total                                              $237     $ 58      $40
                                                     ====     ====      ===

(1) See Note 18.

21.  Earnings Per Share

     Basic net income per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if security interests were exercised or converted into common stock.
     The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

                                                    2001                           2000                            1999
                                         ---------------------------    ----------------------------    ----------------------------
(Millions of dollars, except per-share      Net           Net Income       Net            Net Income       Net            Net Income
amounts and thousands of shares)         Income   Shares   Per Share    Income   Shares    Per Share    Income   Shares    Per Share
--------------------------------------   ------   ------  ----------    ------   ------   ----------    ------   ------   ----------
Basic earnings per share -
  Net income available to
    common stockholders                    $486   97,106       $5.01      $842   93,406        $9.01      $142   86,414        $1.64
Diluted  earnings per share -
  Effect of dilutive securities:
    5-1/4% convertible debentures            22    9,824                    19    8,720                     --       --
    7-1/2% convertible debentures            --       --                     9    1,697                     --       --
    Employee stock options                   --      181                    --      164                     --       83
                                           ----  -------       -----      ----  -------        -----      ----   ------        -----
Income available to common
  stockholders, including
  assumed dilution                         $508  107,111       $4.74      $870  103,987        $8.37      $142   86,497        $1.64
                                           ====  =======       =====      ====  =======        =====      ====   ======        =====

     Not included in the calculation of the denominator for diluted earnings per share were 2,219,858, 2,113,284 and 2,063,079 employee stock options outstanding at year-end 2001, 2000 and 1999, respectively. The inclusion of these options would have been antidilutive since they were not "in the money" at the end of the respective years.
     The company has reserved 9,823,778 shares of common stock for issuance to the owners of its 5-1/4% Convertible Subordinated Debentures due 2010. These debentures are convertible into the company's common stock at any time prior to maturity at $61.08 per share of common stock. The company retired the 7-1/2% Convertible Subordinated Debentures in 2001.

22.  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Disposed Of
     In 2001, the company's exploration and production operating unit suspended production from the Hutton field in the North Sea due to concerns about the oil export pipeline's integrity. It was determined that due to the amount of corrosion present in the pipeline, replacement of the pipeline would be required to allow production to resume. After careful study, the company, as operator, and the other partners decided not to replace the pipeline due to the small amount of remaining field reserves and plan to decommission the field. The Hutton field was deemed to be impaired because recovery of the net book value from future cash flows could no longer be expected. In 2001, an impairment loss of $47 million was determined based on the difference between the carrying value of the assets and the present value of the field's discounted future cash flows, net of expected proceeds from the sale of the Hutton Tension Leg Platform (TLP). The Hutton TLP is a production, drilling and accommodation facility located at the Hutton field.
     At the end of 2001, the company's chemical - pigment operating unit ceased production at its titanium dioxide pigment plant in Antwerp, Belgium. The plant closing is part of the company's strategy to improve efficiencies and enhance margins by rationalizing assets within the chemical unit. A $14 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to $1 million.
     The company's chemical - other operating unit ceased production at its manganese metal production facility in Hamilton, Mississippi, during 2001. Production was ceased due to low-priced imports and softening prices that made the product no longer profitable. A $13 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to nil. Also in 2001, due to the loss of its only major customer, a wood-preserving plant in Indianapolis, Indiana, was deemed to be impaired because the asset was no longer expected to recover its net book value through future cash flows. A $2 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to $1 million. Plant operation will be suspended until the outcome of a viability assessment is completed.
     Following are the sales and pretax income included in the Consolidated Statement of Income for assets the company decided to dispose of during 2001. Since each of these assets to be disposed of represents a small portion of a business segment or legal entity, the pretax income amounts may not include all indirect costs that might otherwise have been incurred by an unrelated operation. The impairment losses are included in the pretax income amounts for 2001. The company had no material assets held for disposal at year-end 2000 or 1999.

(Millions of dollars)                                2001     2000     1999
---------------------                               -----     ----     ----
Sales -
  Exploration and production                        $  13     $ 52     $ 44
  Chemicals - pigment                                  37       52       47
  Chemicals - other                                    26       40       46
                                                    -----     ----     ----
    Total                                           $  76     $144     $137
                                                    =====     ====     ====
Pretax income (loss) -
  Exploration and production                        $ (50)    $ 19     $ 16
  Chemicals - pigment                                 (53)      --       (2)
  Chemicals - other                                   (27)      --        2
                                                    -----     ----     ----
    Total                                           $(130)    $ 19     $ 16
                                                    =====     ====     ====

23.  Employee Stock Option Plans

     The 2000 Long Term Incentive Plan (2000 Plan) authorizes the issuance of shares of the company's common stock any time prior to April 30, 2010, in the form of stock options, restricted stock or long-term performance awards. The options may be accompanied by stock appreciation rights. A total of 2,500,000 shares of the company's common stock is authorized to be issued under the 2000 Plan.
     In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to full-time, nonbargaining unit employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP.
     The 1987 Long Term Incentive Program (1987 Program) and the 1998 Long Term Incentive Plan (1998 Plan) authorized the issuance of shares of the company's stock over a 15-year period and 10-year period, respectively, in the form of stock options, restricted stock or long-term performance awards. The 1987 Program was terminated when the stockholders approved the 1998 Plan, and the 1998 Plan was terminated with the approval of the 2000 Plan. No options could be granted under the 1987 Program or the 1998 Plan after that time, although options and any accompanying stock appreciation rights outstanding may be exercised prior to their respective expiration dates.
     The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant.
Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.
     The following table summarizes the stock option transactions for the 2000 Plan, the BSOP, the 1998 Plan and the 1987 Program.

                                                    2001                            2000                             1999
                                       ----------------------------    ----------------------------    -----------------------------
                                                   Weighted-Average                Weighted-Average                 Weighted-Average
                                                     Exercise Price                  Exercise Price                   Exercise Price
                                         Options         per Option      Options         per Option      Options          per Option
                                       ---------   ----------------    ---------   ----------------    ---------    ----------------
Outstanding, beginning of year         3,036,605             $59.66    2,823,334             $56.78    2,783,482              $58.77
  Options granted                      1,024,530              65.19      719,550              63.53      377,000               46.53
  Options exercised                     (532,260)             59.55     (426,561)             46.59     (110,521)              42.20
  Options surrendered upon exercise
    of stock appreciation rights          (1,900)             42.63       (7,300)             45.57      (14,000)              45.25
  Options forfeited                      (62,539)             62.78      (46,779)             61.79      (45,929)              60.73
  Options expired                        (30,691)             63.74      (25,639)             72.95     (166,698)              72.95
                                       ---------                       ---------                       ---------
Outstanding, end of year               3,433,745              61.18    3,036,605              59.66    2,823,334               56.78
                                       =========                       =========                       =========
Exercisable, end of year               1,935,880              59.32    2,007,036              59.70    2,003,138               57.63
                                       =========                       =========                       =========

     The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 2001:

                                 Options Outstanding                                Options Exercisable
 -------------------------------------------------------------------------     ------------------------------
                     Range of        Weighted-Average     Weighted-Average                   Weighted-Average
              Exercise Prices   Remaining Contractual       Exercise Price                     Exercise Price
   Options         per Option            Life (years)           per Option       Options           per Option
 ---------    ---------------   ---------------------     ----------------     ---------     ----------------
    19,184      $30.00-$39.99                     2.0               $34.65        19,184               $34.65
   361,347       40.00- 49.99                     3.9                43.14       313,009                43.59
   725,730       50.00- 59.99                     5.2                56.89       676,349                57.07
 2,148,572       60.00- 69.99                     7.2                64.93       748,426                65.34
   178,912       70.00- 79.99                     2.9                72.79       178,912                72.79
 ---------                                                                     ---------
 3,433,745       30.00- 79.99                     6.2                61.18     1,935,880                59.32
 =========                                                                     =========

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 2001, 2000 and 1999.
     Had compensation expense been determined in accordance with SFAS No. 123, the resulting compensation expense would have affected net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars, except per-share amounts)      2001     2000     1999
-----------------------------------------------      ----     ----     ----
Net income-
  As reported                                        $486     $842     $142
  Pro forma                                           478      835      136
Net income per share -
  Basic -
    As reported                                      5.01     9.01     1.64
    Pro forma                                        4.92     8.94     1.57
  Diluted -
    As reported                                      4.74     8.37     1.64
    Pro forma                                        4.66     8.30     1.57

     The fair value of each option granted in 2001, 2000 and 1999 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

                                             Assumptions
              --------------------------------------------------------------
                                                                                     Weighted-Average
                  Risk-Free          Expected    Expected Life      Expected            Fair Value of
              Interest Rate    Dividend Yield          (years)    Volatility          Options Granted
              -------------    --------------    -------------    ----------         ----------------
2001                    5.0%              3.3%             5.8          42.9%                  $22.54
2000                    6.6               3.1              5.8          31.3                    19.15
1999                    5.4               3.1              5.8          25.2                    11.33

24.  Employee Benefit Plans

     The company has both noncontributory and contributory defined-benefit retirement plans and company-sponsored contributory postretirement plans for health care and life insurance. Most employees are covered under the company's retirement plans, and substantially all U.S. employees may become eligible for the postretirement benefits if they reach retirement age while working for the company. Following are the changes in the benefit obligations during the past two years:

                                                                               Postretirement Health
                                                     Retirement Plans              and Life Plans
                                                    -----------------          ---------------------
(Millions of dollars)                                 2001       2000             2001          2000
---------------------                               ------     ------             ----          ----
Benefit obligation, beginning of year               $1,014     $  977             $230          $215
  Service cost                                          22         17                2             2
  Interest cost                                         73         72               17            15
  Plan amendments                                       21         (3)              --            --
  Net actuarial gain                                    17        (12)              43            (8)
  Acquisitions                                          --         58               --            21
  Foreign exchange rate changes                         (3)        (1)              --            --
  Assumption changes                                    37         --               --            --
  Contributions by plan participants                    --         --                8             7
  Benefits paid                                       (106)       (94)             (29)          (22)
                                                    ------     ------             ----          ----
Benefit obligation, end of year                     $1,075     $1,014             $271          $230
                                                    ======     ======             ====          ====

     The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the U.S. and certain foreign unfunded retirement plans was $44 million and $37 million at December 31, 2001 and 2000, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these U.S. supplemental plans are made. The trust had a balance of $28 million at year-end 2001 and $24 million at year-end 2000. The postretirement plans are also unfunded.
     Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 2001 and 2000:

                                                                               Postretirement Health
                                                     Retirement Plans              and Life Plans
                                                    -----------------          ---------------------
(Millions of dollars)                                 2001       2000             2001          2000
---------------------                               ------     ------            -----         -----
Fair value of plan assets, beginning of year        $1,558    $ 1,653            $  --         $  --
  Actual return on plan assets                         (73)       (80)              --            --
  Employer contribution                                  9         20               --            --
  Acquisitions                                          --         61               --            --
  Foreign exchange rate changes                         (4)        (2)              --            --
  Benefits paid                                       (106)       (94)              --            --
                                                    ------    -------            -----         -----
Fair value of plan assets, end of year               1,384      1,558               --            --
Benefit obligation                                  (1,075)    (1,014)            (271)         (230)
                                                    ------    -------            -----         -----
Funded status of plans - over (under)                  309        544             (271)         (230)
  Amounts not recognized in the Consolidated
    Balance Sheet -
      Prior service costs                               89         76                4             4
      Net actuarial loss (gain)                       (235)      (508)              45             3
                                                    ------    -------            -----         -----
Prepaid expense (accrued liability)                 $  163       $112            $(222)        $(223)
                                                    ======       ====            =====         =====

     Following  is  the   classification  of  the  amounts   recognized  in  the
Consolidated Balance Sheet at December 31, 2001 and 2000:

                                                                               Postretirement Health
                                                     Retirement Plans              and Life Plans
                                                     ----------------          ---------------------
(Millions of dollars)                                 2001       2000             2001          2000
---------------------                                 ----       ----            -----         -----
Prepaid benefits expense                              $191       $140            $  --         $  --
Accrued benefit liability                              (31)       (29)            (222)         (223)
Additional minimum liability -
  Accumulated other comprehensive income                 3          1               --            --
                                                      ----       ----            -----         -----
    Total                                             $163       $112            $(222)        $(223)
                                                      ====       ====            =====         =====

     Total costs recognized for employee retirement and postretirement benefit plans for each of the years ended December 31, 2001, 2000 and 1999, were as follows:

                                                 Retirement Plans                     Postretirement Health and Life Plans
                                          -----------------------------               ------------------------------------
(Millions of dollars)                      2001        2000        1999                   2001        2000        1999
---------------------                      ----        ----        ----                   ----        ----        ----
Net periodic cost -
  Service cost                            $  22       $  17       $  15                    $ 2         $ 2         $ 1
  Interest cost                              73          72          69                     17          15           9
  Expected return on plan assets           (124)       (111)        (98)                    --          --          --
  Net amortization -
    Transition asset                         (1)         (5)         (6)                    --          --          --
    Prior service cost                        9           8          12                      1           1          --
    Net actuarial gain                      (23)        (17)         (3)                    --          --          --
                                          -----       -----       -----                    ---         ---         ---
                                            (44)        (36)        (11)                    20          18          10
Dispositions, curtailments, settlements      --          --          29                     --          --          --
                                          -----       -----       -----                    ---         ---         ---
      Total                               $ (44)      $ (36)      $  18                    $20         $18         $10
                                          =====       =====       =====                    ===         ===         ===

     The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:

                                               2001                              2000                              1999
                                  ------------------------------    ------------------------------    ------------------------------
                                  United States    International    United States    International    United States    International
                                  -------------    -------------    -------------    -------------    -------------    -------------
Discount rate                             7.25%            5.75%            7.75%         5.5-6.5%            7.75%         5.5-6.5%
Expected return on plan assets             9.0              7.0              9.0              7.0          9.0-9.5              6.25
Rate of compensation increases             5.0          2.5-7.5              5.0          3.0-5.0              5.0           3.0-5.0

     The health care cost trend rates used to determine the year-end 2001 postretirement benefit obligation were 7% in 2002, gradually declining to 5% in the year 2010 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 2001, by $23 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 2001 by $2 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 2001 by $23 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement expense for 2001 by $2 million.


25.  Employee Stock Ownership Plan

     In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). The ESOP was amended in 2001 to provide matching contributions for the employees' contributions made to the Kerr-McGee Pigments (Savannah), Inc. Employees' Savings Plan, a savings plan for the bargaining unit employees at the company's Savannah, Georgia, pigment plant (Savannah Plan). Most of the company's employees are eligible to participate in both the ESOP and the SIP or Savannah Plan. Although the ESOP, SIP and Savannah Plan are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP or Savannah Plan. Additionally, HS Resources had a savings plan at the time of acquisition, which had only discretionary cash contributions by the employer. Kerr-McGee paid $1 million into this plan in December 2001. Beginning January 1, 2002, the remaining HS Resources employees became eligible to participate in the Kerr-McGee ESOP and SIP.
     In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately three million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet. The remaining balance of the sponsor financing is $4 million at year-end 2001. The Oryx Capital Accumulation Plan (CAP) was a combined stock bonus and leveraged employee stock ownership plan available to substantially all U.S. employees of the former Oryx operations. On August 1, 1989, Oryx privately placed $110 million of notes pursuant to the provisions of the CAP. Oryx loaned the proceeds to the CAP, which used the funds to purchase Oryx common stock that was placed in a trust. This loan was sponsor financing and does not appear in the accompanying balance sheet. The remaining balance of the sponsor financing is $77 million at year-end 2001.
     During 1999, the company merged the Oryx CAP into the ESOP and SIP. As a result, a total of 159,000 and 294,000 shares was transferred from the CAP into the ESOP and SIP, respectively.
     The company stock owned by the ESOP trust is held in a loan suspense account. Deferred compensation, representing the unallocated ESOP shares, is reflected as a reduction of stockholders' equity. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.
     Shares of stock allocated to the ESOP participants' accounts and in the loan suspense account are as follows:

(Thousands of shares)                2001     2000
---------------------               -----    -----
Participants' accounts              1,407    1,303
Loan suspense account                 873    1,114

     The shares allocated to ESOP participants at December 31, 2001, included approximately 68,000 shares released in January 2002, and at December 31, 2000, included approximately 57,000 shares released in January 2001.
     All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.
     Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP expense of $12 million and $11 million in 2001 and 2000, respectively, and ESOP and CAP-related expense of $14 million in 1999. These amounts include interest expense incurred on the third-party ESOP debt of $2 million in 2001, $3 million in 2000 and $4 million in 1999. The company contributed $22 million and $21 million to the ESOP in 2001 and 2000, respectively, and $25 million to the ESOP and CAP in 1999. Included in the contributions were $12 million for both 2001 and 2000 and $17 million in 1999 for principal and interest payments on the sponsor financings. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 2001, 2000 and 1999.

26.  Condensed Consolidating Financial Information

     In connection with the acquisition of HS Resources, a holding company structure was implemented. (See Note 1 for a discussion of the new organization.)
     On October 3, 2001, Kerr-McGee Corporation issued $1.5 billion of long-term notes in a public offering. The notes are general, unsecured obligations of the company and rank on parity with all of the company's other unsecured and unsubordinated indebtedness. Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation have guaranteed the notes. Additionally, Kerr-McGee Corporation has guaranteed all indebtedness of its subsidiaries, including the indebtedness assumed in the purchase of HS Resources. As a result of these guarantee arrangements, the company is now required to present condensed consolidating financial information. Since neither the new holding company nor any guarantee arrangement existed during 2000, comparative consolidated financial information is not presented.
     The following condensed consolidating financial information presents the balance sheet as of December 31, 2001, and the related statements of income and cash flows for the year 2001, for (a) Kerr-McGee Corporation, the holding company, (b) the guarantor subsidiaries, and (c) the non-guarantor subsidiaries on a consolidated basis.

Condensed Consolidating Income Statement for the Year Ended December 31, 2001

                                                    Kerr-McGee       Guarantor     Non-Guarantor
(Millions of dollars)                              Corporation    Subsidiaries      Subsidiaries    Eliminations    Consolidated
---------------------                              -----------    ------------      ------------    ------------    ------------
Sales                                                     $ --           $ 122            $3,873         $  (357)         $3,638
                                                          ----           -----            ------         -------          ------
Costs and Expenses
  Costs and operating expenses                              --              48             1,625            (357)          1,316
  Selling, general and administrative
   expenses                                                 --              69               168              --             237
  Shipping and handling expenses                            --               2               117              --             119
  Depreciation and depletion                                --              57               666              --             723
  Asset impairment                                          --              --                76              --              76
  Exploration, including dry holes and
    amortization of undeveloped leases                      --              15               196              --             211
  Taxes, other than income taxes                            --              13               102              --             115
  Provision for environmental remediation
    and restoration of inactive sites,
    net of reimbursements                                   --              82                --              --              82
  Interest and debt expense                                 36             202               118            (164)            192
                                                          ----           -----            ------         -------          ------
      Total Costs and Expenses                              36             488             3,068            (521)          3,071
                                                          ----           -----            ------         -------          ------
                                                           (36)           (366)              805             164             567
Other Income                                               903             820               165          (1,651)            237
                                                          ----           -----            ------         -------          ------
Income before Income Taxes and Change in
  Accounting Principle                                     867             454               970          (1,487)            804
Taxes on Income                                             --              87              (385)             --            (298)
                                                          ----           -----            ------         -------          ------
Income before Change in Accounting Principle               867             541               585          (1,487)            506
Cumulative Effect of Change in Accounting
  Principle (net of income taxes)                           --             (21)                1              --             (20)
                                                          ----           -----            ------         -------          ------
Net Income                                                $867           $ 520            $  586         $(1,487)         $  486
                                                          ====           =====            ======         =======          ======

Condensed Consolidating Balance Sheet as of December 31, 2001

                                                    Kerr-McGee       Guarantor     Non-Guarantor
(Millions of dollars)                              Corporation    Subsidiaries      Subsidiaries    Eliminations    Consolidated
---------------------                              -----------    ------------     --------------    ------------    ------------
ASSETS
Current Assets
  Cash                                                  $   --          $    3           $    88        $     --         $    91
  Intercompany receivables                               1,001            (524)            1,866          (2,343)             --
  Accounts receivable                                       --              41               441              --             482
  Inventories                                               --               4               435              --             439
  Deposits, prepaid expenses and other assets               --              50                82             223             355
                                                        ------          ------           -------        --------         -------
    Total Current Assets                                 1,001            (426)            2,912          (2,120)          1,367
Property, Plant and Equipment - Net                         --           2,072             6,250              --           8,322
Investments and Other Assets                                12             641               323             (60)            916
Investments in and Advances to Subsidiaries              2,322           5,044             1,708          (9,074)             --
Goodwill                                                    --             348                 8              --             356
                                                        ------          ------           -------        --------         -------
      Total Assets                                      $3,335          $7,679           $11,201        $(11,254)        $10,961
                                                        ======          ======           =======        ========         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                      $   45          $   95           $   515        $     --         $   655
  Short-term borrowings                                     --              --                 8              --               8
  Intercompany borrowings                                   --           1,316             1,026          (2,342)             --
  Long-term debt due within one year                        --              23                 3              --              26
  Other current liabilities                                 34            (186)              403             234             485
                                                        ------          ------           -------        --------         -------
    Total Current Liabilities                               79           1,248             1,955          (2,108)          1,174
Long-Term Debt                                           1,497           2,017             1,026              --           4,540
Deferred Credits and Reserves                               --             953             1,110              10           2,073
Investments by and Advances from Parent                     --              36               955            (991)             --
Stockholders' Equity                                     1,759           3,425             6,155          (8,165)          3,174
                                                        ------          ------           -------        --------         -------
      Total Liabilities and Stockholders' Equity        $3,335          $7,679           $11,201        $(11,254)        $10,961
                                                        ======          ======           =======        ========         =======


Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

                                                    Kerr-McGee       Guarantor     Non-Guarantor
(Millions of dollars)                              Corporation    Subsidiaries      Subsidiaries    Eliminations    Consolidated
---------------------                              -----------    ------------     -------------    ------------    ------------

Cash Flow from Operating Activities
  Net income                                           $   867         $   520           $   586         $(1,487)       $    486
  Adjustments to reconcile to net cash
    provided by (used in) operating activities -
      Depreciation, depletion and amortization              --              60               719              --             779
      Deferred income taxes                                 --             106                99              --             205
      Dry hole costs                                        --              --                72              --              72
      Asset impairment                                      --              --                76              --              76
      Equity in earnings of subsidiaries                    97            (585)               --             488              --
      Provision for environmental remediation
        and restoration of inactive sites                   --              82                --              --              82
      Gains on asset retirements and sales                  --              (3)               (9)             --             (12)
      Noncash items affecting net income                    --            (200)               53              --            (147)
      Changes in current assets and liabilities
        and other, net of effects of operations
        acquired                                        (1,461)            804              (740)            999            (398)
                                                       -------         -------           -------         -------         -------
          Net cash provided by (used in) operating
            activities                                    (497)            784               856              --           1,143
                                                       -------         -------           -------         -------         -------
Cash Flow from Investing Activities
  Capital expenditures                                      --             (95)           (1,697)             --          (1,792)
  Dry hole costs                                            --              --               (72)             --             (72)
  Acquisitions                                            (955)             --               (23)             --            (978)
  Other investing activities                                --               6               (61)             --             (55)
                                                       -------         -------           -------         -------         -------
          Net cash used in investing activities           (955)            (89)           (1,853)             --          (2,897)
                                                       -------         -------           -------         -------         -------
Cash Flow from Financing Activities
  Issuance of long-term debt                             1,497             (10)            1,026              --           2,513
  Repayment of long-term debt                               --            (587)              (74)             --            (661)
  Increase (decrease) in short-term borrowings              --             (11)                2              --              (9)
  Increase (decrease) in intercompany
    notes payable                                           --           1,009                (9)         (1,000)             --
  Issuance of common stock                                  --              32                --              --              32
  Dividends paid                                           (45)         (1,128)               --           1,000            (173)
                                                       -------         -------           -------         -------         -------
          Net cash provided by (used in)
            financing activities                         1,452            (695)              945              --           1,702
                                                       -------         -------           -------         -------         -------
Effects of Exchange Rate Changes on Cash
  and Cash Equivalents                                      --              --                (1)             --              (1)
                                                       -------         -------           -------         -------         -------
Net Decrease in Cash and Cash Equivalents                   --              --               (53)             --             (53)
Cash and Cash Equivalents at Beginning of Year              --               3               141              --             144
                                                       -------         -------           -------         -------         -------
Cash and Cash Equivalents at End of Year               $    --         $     3           $    88         $    --         $    91
                                                       =======         =======           =======         =======         =======

Reporting by Business Segments and Geographic Locations

     The company has three reportable segments: oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment and other chemicals. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Benin, Brazil, Gabon, Morocco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit primarily produces and markets titanium dioxide pigment and has production facilities in the United States, Australia, Germany and the Netherlands. Other chemicals include the company's electrolytic manufacturing and marketing operations and forest products treatment business. All of these operations are in the United States.
     Crude oil sales to individually significant customers totaled $408 million to Texon L.P. and $401 million to BP Oil International in 2001, $548 million to Texon L.P. and $859 million to BP Oil International in 2000 and $420 million to BP Oil International in 1999. In addition, natural gas sales to Cinergy Marketing & Trading LP totaled $682 million and $522 million in 2001 and 2000, respectively. There were no individually significant natural gas customers in 1999. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)                                2001     2000     1999
---------------------                              ------   ------   ------
 Sales -
   Exploration and production                      $2,511   $2,860   $1,784
                                                   ------   ------   ------
   Chemicals -
     Pigment                                          931    1,034      725
     Other                                            196      227      234
                                                   ------   ------   ------
       Total Chemicals                              1,127    1,261      959
                                                   ------   ------   ------
         Total                                     $3,638   $4,121   $2,743
                                                   ======   ======   ======

Operating profit (loss)(1) -
   Exploration and production                      $  959   $1,467   $  542
                                                   ------   ------   ------
   Chemicals -
     Pigment                                          (22)     130      113
     Other                                            (17)      17       14
                                                   ------   ------   ------
       Total Chemicals                                (39)     147      127
                                                   ------   ------   ------
         Total                                     $  920   $1,614   $  669
                                                   ======   ======   ======

Net operating profit (loss)(1) -
   Exploration and production                      $  600   $  946   $  338
                                                   ------   ------   ------
   Chemicals -
     Pigment                                          (12)      70       73
     Other                                            (11)      11        9
                                                   ------   ------   ------
       Total Chemicals                                (23)      81       82
                                                   ------   ------   ------
         Total                                        577    1,027      420
Net interest expense(1)                              (109)    (117)    (117)
Net nonoperating expense(1)                            38      (68)    (157)
Cumulative effect of change in
  accounting principle, net of taxes                  (20)      --       (4)
                                                   ------   ------   ------
Net income                                         $  486   $  842   $  142
                                                   ======   ======   ======
Depreciation, depletion and amortization -
  Exploration and production                       $  651   $  632   $  578
                                                   ------   ------   ------
  Chemicals -
    Pigment                                           103       71       45
    Other                                              17       21       18
                                                   ------   ------   ------
      Total Chemicals                                 120       92       63
                                                   ------   ------   ------
  Other                                                 8        8        7
                                                   ------   ------   ------
        Total                                      $  779   $  732   $  648
                                                   ======   ======   ======

(1) Includes special items.  Refer to Management's Discussion and Analysis.

(Millions of dollars)                                2001     2000     1999
---------------------                             -------   ------   ------
Capital expenditures -
  Exploration and production                      $ 1,624   $  718   $  432
                                                  -------   ------   ------
  Chemicals -
    Pigment                                           139      101       76
    Other                                              14       17       14
                                                  -------   ------   ------
      Total Chemicals                                 153      118       90
                                                  -------   ------   ------
  Other                                                15        6        6
                                                  -------   ------   ------
        Total                                       1,792      842      528
                                                  -------   ------   ------
Exploration expenses -
  Exploration and production -
    Dry hole costs                                     72       54       43
    Amortization of undeveloped leases                 56       48       41
    Other                                              83       68       56
                                                  -------   ------   ------
      Total                                           211      170      140
                                                  -------   ------   ------
        Total capital expenditures and
          exploration expenses                    $ 2,003   $1,012   $  668
                                                  =======   ======   ======

Identifiable assets -
  Exploration and production                      $ 8,315   $5,108   $4,013
                                                  -------   ------   ------
  Chemicals -
    Pigment(1)                                      1,391    1,415      921
    Other                                             245      228      229
                                                  -------   ------   ------
      Total Chemicals                               1,636    1,643    1,150
                                                  -------   ------   ------
        Total                                       9,951    6,751    5,163
  Corporate and other assets                        1,010      915      736
                                                  -------   ------   ------
        Total                                     $10,961   $7,666   $5,899
                                                  =======   ======   ======

Sales -
  U.S. operations                                 $ 2,463   $2,197   $1,499
                                                  -------   ------   ------
  International operations -
    North Sea - exploration and production            600    1,277      752
    Other - exploration and production                150      144       80
    Europe - pigment                                  258      300      223
    Australia - pigment                               167      203      189
                                                  -------   ------   ------
                                                    1,175    1,924    1,244
                                                  -------   ------   ------
      Total                                       $ 3,638   $4,121   $2,743
                                                  =======   ======   ======

Operating profit (loss)(2) -
  U.S. operations                                 $   647   $  863   $  364
                                                  -------   ------   ------
  International operations -
    North Sea - exploration and production            318      651      270
    Other - exploration and production                (23)      29       --
    Europe - pigment                                  (53)      33       14
    Australia - pigment                                31       38       21
                                                  -------   ------   ------
                                                      273      751      305
                                                  -------   ------   ------
      Total                                       $   920   $1,614   $  669
                                                  =======   ======   ======

(1) Includes net deferred tax asset of $12 million at December 31, 1999. There was no deferred tax asset at December 31, 2001 or 2000. (See Note 12.)
(2) Includes special items. Refer to Management's Discussion and Analysis.

(Millions of dollars)                                2001     2000     1999
---------------------                              ------   ------   ------
Net property, plant and equipment -
  U.S. operations                                  $4,755   $2,368   $2,106
                                                   ------   ------   ------
  International operations -
    North Sea - exploration and production          2,828    2,350    1,547
    Other - exploration and production                391      300      219
    Europe - pigment                                  226      238       81
    Australia - pigment                               122      127      132
                                                   ------   ------   ------
                                                    3,567    3,015    1,979
                                                   ------   ------   ------
      Total                                        $8,322   $5,383   $4,085
                                                   ======   ======   ======

28.  Costs Incurred in Crude Oil and Natural Gas Activities

     Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 2001, are reflected in the following table:

                                       Property
                                    Acquisition      Exploration     Development
(Millions of dollars)                  Costs(1)         Costs(2)        Costs(3)
---------------------               -----------      -----------     -----------
2001 -
  United States                          $1,420             $225          $  457
  North Sea                                  --               71             695
  Other international                         3              103              85
                                         ------             ----          ------
    Total                                $1,423             $399          $1,237
                                         ======             ====          ======
2000 -
  United States                          $   41             $112          $  230
  North Sea                                 566               53             290
  Other international                        39               57              48
                                         ------             ----          ------
    Total                                $  646             $222          $  568
                                         ======             ====          ======
1999 -
  United States                          $   81             $ 92          $  224
  North Sea                                  30               18             106
  Other international                         8               32               9
                                         ------             ----          ------
    Total                                $  119             $142          $  339
                                         ======             ====          ======

(1) Includes $1.128 billion, $561 million and $49 million applicable to purchases of reserves in place in 2001, 2000 and 1999, respectively.
(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties and capital expenditures, such as costs of drilling and equipping successful exploratory wells.
(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads), to drill and equip development wells, and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

29.  Results of Operations from Crude Oil and Natural Gas Activities

     The results of operations from crude oil and natural gas activities for the three years ended December 31, 2001, consist of the following:

                                                                                                                         Results of
                                         Production     Other                   Depreciation                Income Tax  Operations,
                                 Gross    (Lifting)   Related    Exploration   and Depletion        Asset     Expenses    Producing
(Millions of dollars)         Revenues        Costs   Costs(1)   Expenses           Expenses   Impairment   (Benefits)   Activities
---------------------         --------   ----------   --------   -----------   -------------   ----------   ----------  -----------
2001 -
  United States                 $1,402         $231       $ 69          $100            $317          $--        $248          $437
  North Sea                        922          227         61            29             253           47         120           185
  Other international              140           25         36            81              21           --          (2)          (21)
                                ------         ----       ----          ----            ----          ---        ----          ----
    Total crude oil and
      natural gas activities     2,464          483        166           210             591           47         366           601
  Other(2)                          47           45          5             1               4           --          (7)           (1)
       --                       ------         ----       ----          ----            ----          ---        ----          ----
        Total                   $2,511         $528       $171          $211            $595          $47        $359          $600
                                ======         ====       ====          ====            ====          ===        ====          ====
2000 -
  United States                 $1,436         $198       $ 67          $ 95            $286          $--        $277          $513
  North Sea                      1,264          262         55            26             283           --         219           419
  Other international              143           24         27            49              14           --          21             8
                                ------         ----       ----          ----            ----          ---        ----          ----
    Total crude oil and
      natural gas activities     2,843          484        149           170             583           --         517           940
  Other(2)                          17            6         --            --               1           --           4             6
       --                       ------         ----       ----          ----            ----          ---        ----          ----
        Total                   $2,860         $490       $149          $170            $584          $--        $521          $946
                                ======         ====       ====          ====            ====          ===        ====          ====
1999 -
  United States                 $  950         $178       $ 85          $ 97            $316          $--        $ 96          $178
  North Sea                        731          199         54            22             205           --          99           152
  Other international               79           23         20            21              15           --           2            (2)
                                ------         ----       ----          ----            ----          ---        ----          ----
    Total crude oil and
      natural gas activities     1,760          400        159           140             536           --         197           328
  Other(2)                          24            6         --            --               1           --           7            10
       --                       ------         ----       ----          ----            ----          ---        ----          ----
        Total                   $1,784         $406       $159          $140            $537          $--        $204          $338
                                ======         ====       ====          ====            ====          ===        ====          ====

(1) Includes transition and restructuring charges of $1 million and $20 million in 2001 and 1999, respectively. (See Note 10.)
(2) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

     The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 Mcf equals 1 barrel).

                                                     2001     2000     1999
                                                     ----     ----     ----
Average sales price -
  Crude oil (per barrel) -
    United States                                  $22.05   $27.50   $16.90
    North Sea                                       23.23    27.92    17.88
    Other international                             21.14    26.13    14.77
      Average                                       22.58    27.64    17.26

  Natural gas (per Mcf) -
    United States                                    3.99     4.11     2.41
    North Sea                                        2.46     2.32     2.12
      Average                                        3.83     3.87     2.38

Production costs -
  (per barrel of oil equivalent)
     United States                                   3.79     3.59     2.92
     North Sea                                       5.53     5.55     4.81
     Other international                             3.82     4.39     4.32
       Average                                       4.45     4.49     3.72

30.  Capitalized Costs of Crude Oil and Natural Gas Activities

     Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 2001 and 2000 are set forth in the table below.

(Millions of dollars)                                         2001     2000
---------------------                                      -------  -------
Capitalized costs -
  Proved properties                                        $13,206  $10,244
  Unproved properties                                          819      549
  Other                                                        358      101
                                                           -------  -------
    Total                                                   14,383   10,894
                                                           -------  -------

Reserves for depreciation, depletion and amortization -
  Proved properties                                          6,907    6,413
  Unproved properties                                          151      119
  Other                                                         69       49
                                                           -------  -------
    Total                                                    7,127    6,581
                                                           -------  -------
      Net capitalized costs                                $ 7,256  $ 4,313
                                                           =======  =======

31. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited)

     The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. Natural gas liquids and natural gas volumes are determined using a gas pressure base of 14.73 psia.
     The following table summarizes the changes in the estimated quantities of the company's crude oil, condensate, natural gas liquids and natural gas reserves for the three years ended December 31, 2001.

                                                         Crude Oil, Condensate and
                                                            Natural Gas Liquids                       Natural Gas
                                                           (Millions of barrels)               (Billions of cubic feet)
                                                     ----------------------------------   ----------------------------------
                                                                          Other                                Other
                                                     United   North    Interna-           United   North    Interna-
                                                     States     Sea      tional   Total   States     Sea      tional   Total
                                                     ------   -----    --------   -----   ------   -----    --------   -----
Proved developed and undeveloped reserves -
  Balance December 31, 1998                             254     220         103     577    1,333     242         372   1,947
    Revisions of previous estimates                       5      14           1      20       14       9           5      28
    Purchases of reserves in place                        4       7          --      11       19      36          --      55
    Sales of reserves in place                           (1)     (5)         --      (6)      (1)     --          --      (1)
    Extensions, discoveries and other additions           1      34          13      48      103       2         138     243
    Production                                          (29)    (38)         (5)    (72)    (194)    (23)         --    (217)
                                                        ---     ---         ---     ---    -----     ---         ---   -----
  Balance December 31, 1999                             234     232         112     578    1,274     266         515   2,055
    Revisions of previous estimates                      (9)      7          --      (2)      11      40          --      51
    Purchases of reserves in place                        1      68          --      69       19     173          --     192
    Sales of reserves in place                           (1)     --          --      (1)     (37)     --          --     (37)
    Extensions, discoveries and other additions          30      91          11     132      227      13          20     260
    Production                                          (27)    (43)         (6)    (76)    (169)    (25)         --    (194)
                                                        ---     ---         ---     ---    -----     ---         ---   -----
  Balance December 31, 2000                             228     355         117     700    1,325     467         535   2,327
    Revisions of previous estimates                      27      (4)          1      24       35       2          --      37
    Purchases of reserves in place                       45      --          --      45    1,050       5          --   1,055
    Sales of reserves in place                           (4)     --          --      (4)      (7)     --          --      (7)
    Extensions, discoveries and other additions          49      74          25     148      737      76          --     813
    Production                                          (28)    (37)         (7)    (72)    (195)    (23)         --    (218)
                                                        ---     ---         ---     ---    -----     ---         ---   -----
  Balance December 31, 2001                             317     388         136     841    2,945     527         535   4,007
                   === ====                             ===     ===         ===     ===    =====     ===         ===   =====

Proved developed reserves -
    December 31, 1999                                   166     167          32     365      854     157          --   1,011
    December 31, 2000                                   153     185          27     365      848     150          --     998
    December 31, 2001                                   206     248          24     478    1,741     208          13   1,962

     The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 Mcf equals 1 barrel).

                                                    United         North             Other
(Millions of equivalent barrels)                    States           Sea     International       Total
--------------------------------                    ------         -----     -------------       -----
December 31, 1999                                      446           276               198         920
December 31, 2000                                      449           433               206       1,088
December 31, 2001                                      808           476               225       1,509

32. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

     The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs and production rates were based upon the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

                                                                                                                  Standardized
                                                         Future                                                     Measure of
                                        Future      Development                                            10%      Discounted
                                          Cash   and Production          Future      Future Net         Annual      Future Net
(Millions of dollars)                  Inflows            Costs    Income Taxes      Cash Flows       Discount      Cash Flows
---------------------                  -------   --------------    ------------      ----------       --------      ----------
2001 -
  United States                        $12,126          $ 5,803          $2,007         $ 4,316         $1,937          $2,379
  North Sea                              8,348            3,805           1,155           3,388          1,216           2,172
  Other international                    3,516            1,812             595           1,109            672             437
                                       -------          -------          ------         -------         ------          ------
    Total                              $23,990          $11,420          $3,757         $ 8,813         $3,825          $4,988
                                       =======          =======          ======         =======         ======          ======
2000 -
  United States                        $14,825          $ 3,945          $3,698         $ 7,182         $2,940          $4,242
  North Sea                              9,051            3,625           1,807           3,619          1,312           2,307
  Other international                    4,284            1,813             944           1,527            850             677
                                       -------          -------          ------         -------         ------          ------
    Total                              $28,160          $ 9,383          $6,449         $12,328         $5,102          $7,226
                                       =======          =======          ======         =======         ======          ======
1999 -
  United States                        $ 7,928          $ 3,332          $1,398         $ 3,198         $1,343          $1,855
  North Sea                              6,146            2,608           1,245           2,293            665           1,628
  Other international                    3,693            1,665             783           1,245            717             528
                                       -------          -------          ------         -------         ------          ------
    Total                              $17,767          $ 7,605          $3,426         $ 6,736         $2,725          $4,011
                                       =======          =======          ======         =======         ======          ======

     The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)                                            2001             2000              1999
---------------------                                         -------          -------           -------
Net change in sales, transfer prices and production costs     $(5,879)         $ 3,849           $ 4,310
Changes in estimated future development costs                    (639)             (33)             (318)
Sales and transfers less production costs                      (1,904)          (2,358)           (1,314)
Purchases of reserves in place                                  1,117            1,065               117
Changes due to extensions, discoveries, etc.                    1,232            1,477               592
Changes due to revisions in quantity estimates                    168               56               272
Changes due to sales of reserves in place                         (87)            (166)             (104)
Current period development costs                                1,237              568               339
Accretion of discount                                           1,093              601               231
Changes in income taxes                                         1,689           (1,706)           (1,414)
Timing and other                                                 (265)            (138)             (423)
                                                              -------          -------           -------
  Net change                                                   (2,238)           3,215             2,288
Total at beginning of year                                      7,226            4,011             1,723
                                                              -------          -------           -------
Total at end of year                                          $ 4,988          $ 7,226           $ 4,011
                                                              =======          =======           =======

33.  Quarterly Financial Information (Unaudited)

     A summary of quarterly consolidated results for 2001 and 2000 is presented below. The quarterly per-share amounts do not add to the annual amounts due to the effects of the weighted average of stock issued, convertible debt issued or repaid and net loss sustained in a quarter. (Refer to Note 1 for information about the 2001 change in accounting principle.)

                                                                                                          Diluted Income (Loss)
                                                                                                            per Common Share
                                                                                                        ------------------------
                                                                                     Income                    Income
                                                                              (Loss) Before       Net   (Loss) Before        Net
                                                                 Operating       Accounting    Income      Accounting     Income
(Millions of dollars, except per-share amounts)      Sales   Profit (Loss)           Change    (Loss)          Change     (Loss)
-----------------------------------------------     ------   -------------    -------------    ------   -------------     ------
2001 Quarter Ended -
  March 31                                          $1,058          $  424             $355      $335           $3.40      $3.21
  June 30                                              939             340              175       175            1.71       1.71
  September 30                                         884             176               26        26             .27        .27
  December 31                                          757             (20)             (50)      (50)           (.50)      (.50)
           --                                       ------          ------             ----      ----           -----      -----
    Total                                           $3,638          $  920             $506      $486           $4.93      $4.74
                                                    ======          ======             ====      ====           =====      =====
2000 Quarter Ended -
  March 31                                          $  886          $  328             $185      $185           $1.94      $1.94
  June 30                                            1,011             334              110       110            1.11       1.11
  September 30                                       1,106             459              265       265            2.57       2.57
  December 31                                        1,118             493              282       282            2.73       2.73
           --                                       ------          ------             ----      ----           -----      -----
    Total                                           $4,121          $1,614             $842      $842           $8.37      $8.37
                                                    ======          ======             ====      ====           =====      =====

     The company's common stock is listed for trading on the New York Stock Exchange and at year-end 2001 was held by approximately 28,000 Kerr-McGee stockholders of record and Oryx and HS Resources owners who have not yet exchanged their stock. The ranges of market prices and dividends declared during the last two years for Kerr-McGee Corporation are as follows:

                                     Market Prices
                        ------------------------------------
                                                                    Dividends
                               2001                2000             per Share
                        ----------------    ----------------      -------------
                          High       Low      High       Low      2001     2000
                        ------    ------    ------    ------      ----     ----
Quarter Ended -
  March 31              $70.70    $62.80    $67.94    $39.88      $.45     $.45
  June 30                74.10     62.52     62.50     51.13       .45      .45
  September 30           66.96     46.94     68.00     53.13       .45      .45
  December 31            59.60     49.00     71.19     59.00       .45      .45

Eight-Year Financial Summary

(Millions of dollars, except per-share amounts)      2001      2000      1999      1998      1997      1996      1995       1994
-----------------------------------------------    ------    ------    ------    ------    ------    ------    ------    -------
Summary of Net Income (Loss)
Sales                                              $3,638    $4,121    $2,743    $2,254    $2,667    $2,792    $2,466    $ 2,389
                                                   ------    ------    ------    ------    ------    ------    ------    -------
Costs and operating expenses                        2,879     2,672     2,336     2,660     2,073     2,174     2,352      2,215
Interest and debt expense                             192       208       190       157       141       145       193        211
                                                   ------    ------    ------    ------    ------    ------    ------    -------
  Total costs and expenses                          3,071     2,880     2,526     2,817     2,214     2,319     2,545      2,426
                                                   ------    ------    ------    ------    ------    ------    ------    -------
                                                      567     1,241       217      (563)      453       473       (79)       (37)
Other income                                          237        58        40        43        82       110       147         15
Taxes on income                                      (298)     (457)     (111)      175      (184)     (225)       42         (9)
                                                   ------    ------    ------    ------    ------    ------    ------    -------
Income (loss) from continuing operations              506       842       146      (345)      351       358       110        (31)
Income from discontinued operations                    --        --        --       277        33        56        27         55
Extraordinary charge                                   --        --        --        --        (2)       --       (23)       (12)
Cumulative effect of change in
  accounting principle                                (20)       --        (4)       --        --        --        --       (948)
                                                   ------    ------    ------    ------    ------    ------    ------    -------
Net income (loss)                                  $  486    $  842    $  142    $  (68)   $  382    $  414    $  114    $  (936)
                                                   ======    ======    ======    ======    ======    ======    ======    =======

Effective Income Tax Rate                            37.1%     35.1%     43.1%    (33.6)%    34.4%     38.6%    (61.8)%     40.9%
Common Stock Information, per Share
Diluted net income (loss) -
  Continuing operations                            $ 4.93    $ 8.37    $ 1.69    $(3.98)   $ 4.02    $ 4.05     $1.23    $  (.36)
  Discontinued operations                              --        --        --      3.20       .38       .63       .30        .63
  Extraordinary charge                                 --        --        --        --      (.02)       --      (.26)      (.14)
  Cumulative effect of accounting change             (.19)       --      (.05)       --        --        --       --      (10.82)
                                                   ------    ------    ------    ------    ------    ------    ------    -------
    Net income (loss)                              $ 4.74    $ 8.37    $ 1.64    $ (.78)   $ 4.38    $ 4.68    $ 1.27    $(10.69)
                                                   ======    ======    ======    ======    ======    ======    ======    =======
Dividends declared                                 $ 1.80    $ 1.80    $ 1.80    $ 1.80    $ 1.80    $ 1.64    $ 1.55    $  1.52
Stockholders' equity                                28.83     25.01     17.19     15.58     17.88     14.59     12.47      12.33
Market high for the year                            74.10     71.19     62.00     73.19     75.00     74.13     64.00      51.00
Market low for the year                             46.94     39.88     28.50     36.19     55.50     55.75     44.00      40.00
Market price at year-end                           $54.80    $66.94    $62.00    $38.25    $63.31    $72.00    $63.50    $ 46.25
Shares outstanding at year-end (thousands)        100,185    94,485    86,483    86,367    86,794    87,032    89,613     90,143

Balance Sheet Information
Working capital                                    $  193    $  (34)   $  321    $ (173)   $   --    $  161    $ (106)   $  (254)
Property, plant and equipment - net                 8,322     5,383     4,085     4,153     3,919     3,693     3,807      4,497
Total assets                                       10,961     7,666     5,899     5,451     5,339     5,194     5,006      5,918
Long-term debt                                      4,540     2,244     2,496     1,978     1,736     1,809     1,683      2,219
Total debt                                          4,574     2,425     2,525     2,250     1,766     1,849     1,938      2,704
Total debt less cash                                4,483     2,281     2,258     2,129     1,574     1,719     1,831      2,612
Stockholders' equity                                3,174     2,633     1,492     1,346     1,558     1,279     1,124      1,112

Cash Flow Information
Net cash provided by operating activities           1,143     1,840       708       418     1,114     1,144       732        693
Capital expenditures                                1,792       842       528     1,006       851       829       749        622
Dividends paid                                        173       166       138        86        85        83        79         79
Treasury stock purchased                           $   --    $   --    $   --    $   25    $   60    $  195    $   45    $    --

Ratios and Percentage
Current ratio                                         1.2       1.0       1.4        .8       1.0       1.2        .9         .8
Average price/earnings ratio                         12.8       6.6      27.6        NM      14.9      13.9      42.5         NM
Total debt less cash to total capitalization           59%       46%       60%       61%       50%       57%       62%        70%

Employees
Total wages and benefits                           $  369    $  333    $  327    $  359    $  367    $  367    $  402    $   422
Number of employees at year-end                     4,638     4,426     3,653     4,400     4,792     4,827     5,176      6,724


Eight-Year Operating Summary

                                                     2001      2000      1999      1998      1997      1996      1995       1994
                                                   ------    ------    ------    ------    ------    ------    ------     ------
Exploration and Production
Net production of crude oil and condensate -
  (thousands of barrels per day)
     United States                                   77.7      73.7      79.3      66.2      70.6      73.8      74.8       73.4
     North Sea                                      101.9     117.7     102.9      87.4      83.3      86.5      91.9       88.7
     Other international                             18.2      15.3      14.7      18.4      18.1      16.8      17.4       26.4
                                                   ------    ------    ------    ------    ------    ------    ------     ------
       Total                                        197.8     206.7     196.9     172.0     172.0     177.1     184.1      188.5
                                                   ======    ======    ======    ======    ======    ======    ======     ======

Average price of crude oil sold (per barrel) -
     United States                                 $22.05    $27.50    $16.90    $12.78    $18.45    $19.56    $15.78     $14.25
     North Sea                                      23.23     27.92     17.88     12.93     18.93     19.60     16.56      15.33
     Other international                            21.14     26.13     14.77     10.19     15.50     15.85     14.70      14.58
       Average                                     $22.58    $27.64    $17.26    $12.58    $18.37    $19.23    $16.07     $14.80

Natural gas sales (MMcf per day)                      596       531       580       584       685       781       809        872
Average price of natural gas sold (per Mcf)        $ 3.83    $ 3.87    $ 2.38    $ 2.13    $ 2.44    $ 2.11    $ 1.63     $ 1.82

Net exploratory wells drilled -
     Productive                                      2.39      1.25      1.70      4.40      7.65      6.91      4.71      11.61
     Dry                                            11.43     10.54      3.75     14.42      7.42      5.52     11.16      13.47
                                                   ------    ------    ------    ------    ------    ------    ------     ------
       Total                                        13.82     11.79      5.45     18.82     15.07     12.43     15.87      25.08
                                                   ======    ======    ======    ======    ======    ======    ======     ======

Net development wells drilled -
     Productive                                    128.62     47.79     46.23     62.30     95.78    143.33    135.86      69.27
     Dry                                             6.60      5.44      5.89      9.00      7.00     13.04     11.95       9.63
                                                   ------    ------    ------    ------    ------    ------    ------     ------
       Total                                       135.22     53.23     52.12     71.30    102.78    156.37    147.81      78.90
                                                   ======    ======    ======    ======    ======    ======    ======     ======

Undeveloped net acreage (thousands) -
     United States                                  2,382     2,020     1,560     1,487     1,353     1,099     1,280      1,415
     North Sea                                        932       923       861       908       523       560       570        629
     Other international                           51,367    26,078    19,039    14,716    14,630     4,556     4,031      7,494
                                                   ------    ------    ------    ------    ------    ------    ------     ------
       Total                                       54,681    29,021    21,460    17,111    16,506     6,215     5,881      9,538
                                                   ======    ======    ======    ======    ======    ======    ======     ======

Developed net acreage (thousands) -
     United States                                  1,192       729       796       810       830       871     1,190      1,270
     North Sea                                        149       115       105       115        70        79        58         68
     Other international                              656       656       785       612       201       198       207      1,015
                                                   ------    ------    ------    ------    ------    ------    ------     ------
       Total                                        1,997     1,500     1,686     1,537     1,101     1,148     1,455      2,353
                                                   ======    ======    ======    ======    ======    ======    ======     ======

Estimated proved reserves
  (millions of equivalent barrels)                  1,509     1,088       920       901       892       849       864      1,059

Chemicals
Gross worldwide titanium dioxide
  production (thousands of tonnes)                    483       480       320       284       168       155       154        148